ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 27, 2015

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form, B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “we”, “our”, “us” or “B2Gold”. All information contained in this Annual Information Form is as at December 31, 2014, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, outlook, future financial and operating performance, financing plans, growth in cash flow and operating margins, targets and expected production, our Mineral Reserve and Resource estimates, mine development, results of exploration (including targets) and related expenses, property acquisitions or other events and developments that have not yet happened, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this Annual Information Form as forward-looking information.

Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, without limitation:

  gold and other metal price volatility;

  risks of not achieving production or cost estimates;

  risks and uncertainties associated with mineral exploration and development;

  discrepancies between actual and estimated Mineral Reserves and Resources and metallurgical recoveries;

  various political, economic and other risks associated with conducting operations in several different countries;

  material differences for reporting mineralized material between United States reporting standards and the Canadian standards;

  fluctuations in the price and availability of infrastructure and energy and other commodities;

  inherent hazards and risks associated with mining operations, including accidents;

  risks associated with hedging activities and ore purchase commitments;

  risks of obtaining and maintaining necessary licenses, permits and approvals from various governmental authorities;

  risks related to compliance with environmental regulations and environmental hazards;

  risks related to compliance with stringent laws and regulations and changes in law and regulatory environment;

  risks associated with joint ventures;

  our ability to continually obtain additional Mineral Reserves for production of gold;

  the inability to identify appropriate acquisition targets or complete desirable acquisitions or the failure to integrate business and assets that we have acquired or may acquire in the future;

  fluctuations in the international currency markets and in the rates of exchange between the U.S. dollar and the currencies of Canada, the Philippines, Namibia, Mali, Burkina Faso and Colombia;

  ability to obtain additional financing;

  political, economic and other uncertainties in certain jurisdictions where we have property interests and conduct exploration and development activities;

  inability to comply with Philippines regulations related to ownership of natural resources and operation, management and control of our business;

  labour disputes;

  risks related to community relations and community action;

  reliance on outside contractors to conduct certain mining and exploration activities;

  climate change risks;

  disruptions arising from conflicts with small scale miners in certain countries;

  defective title to mineral claims or property or contests over mineral rights relating to our properties;

  loss of key employees and our inability to attract and retain qualified personnel;

  risks associated with conflicts of interest among our directors and officers;

  potential losses, liabilities and damages related to our business which are uninsured or uninsurable;

  competition with other mining companies;

  risks associated with litigation;

  volatility of global financial conditions;

  taxation, including changes in tax laws and interpretation of tax laws;

  difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act; and

  risks related to the ongoing epidemic of the Ebola virus disease in West Africa,

as well as other risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere herein.

Forward-looking information is not a guarantee of future performance, and actual results and future events could materially differ from those anticipated in such information. All of the forward-looking information contained in this Annual Information Form is qualified by these cautionary statements.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. You should not place undue reliance on forward-looking information. Our forward-looking information reflects current expectations regarding future events and operating performance and speaks only as of the date of this Annual Information Form and we expressly disclaim any intention or obligation to update or revise any forward-looking information whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. A reference in this Annual Information Form to:

  “C$” is to the lawful currency of Canada;

  “N$” is to the lawful currency of Namibia;

  “Rand” is the lawful currency of South Africa;

  “córdobas” is to the lawful currency of Nicaragua;

  “PHP” is to the lawful currency of the Philippines;

  “CFA franc” is the lawful currency of Mali; and

  “$” or “US$” is to the lawful currency of the United States.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada noon spot rate of exchange.

Fiscal Year Ended December 31,

	2012	2013	2014
Rate at the end of period	US$1.0051	US$0.9402	US$0.8620
Average rate during period	US$1.0004	US$0.9710	US$0.9054
Highest rate during period	US$1.0299	US$1.0697	US$0.9422
Lowest rate during period	US$0.9599	US$0.9348	US$0.8589

On March 26, 2015, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.80.

Technical Information

The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all of our Mineral Reserves and Mineral Resources included in this Annual Information Form have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Inferred Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or that it can be economically or legally mined. Further, while NI 43-101 permits companies to disclose economic projections contained in Pre-Feasibility Studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The term “Qualified Person” as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and our registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. A chart showing the names of our material subsidiaries and their respective jurisdiction of incorporation is set out below:

Notes:

(1)	All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected above.
(2)	Colombian branches are not separate legal entities.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a Canadian-based mid-tier gold producer with mining operations in the Philippines, Nicaragua and Namibia, exploration and development projects in Mali, Burkina Faso and Colombia, and a portfolio of exploration assets in Nicaragua, the Philippines, Mali, Namibia, Burkina Faso and Chile. Our material properties consist of the following three mines:

  Masbate mine (ownership as described in “Mineral Properties – Masbate Mine” below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 kilometres south-east of the capital of Manila, the capital of the Philippines (“Masbate Mine”);

  La Libertad mine (100% ownership), an open pit gold mine located 110 kilometers due east of Managua, and 32 kilometres northeast of Juigalpa, Nicaragua (“La Libertad Mine”); and

  Otjikoto mine (90% ownership), an open pit, and potential underground, gold mine located approximately 300 kilometres north of Windhoek, the capital of Namibia (“Otjikoto Mine”).

Our other principal assets consist of the following mine and two development stage projects:

  Limon mine (95% ownership), an open pit and underground gold mine located in northwestern Nicaragua, approximately 100 kilometres northwest of Managua, Nicaragua (“Limon Mine”);

  Fekola project (ownership as described in “Mineral Properties – Fekola Project” below), a potential open pit gold mine located approximately 40 kilometres south of the city of Kéniéba, Mali (“Fekola Project”); and

  Kiaka project (ownership as described in “Mineral Properties – Kiaka Project” below), a potential open pit gold mine, located 140 kilometres southeast of Ouagadougou, the capital city of Burkina Faso (“Kiaka Project”).

We hold other assets in Colombia, Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Chile as part of our continuing operations. Our other assets include:

  In Colombia, a 49% interest in the Gramalote project, a potential open pit gold mine located 230 kilometres northwest of Bogota, the capital city of Colombia (“Gramalote Project”);

  In Nicaragua:

o	a 100% interest in the Pavon property; and

o	a joint venture with Calibre Mining Corp. (“Calibre”) in which we hold a 51% interest in the Borosi gold silver copper prospect, with Calibre holding the remaining 49%;

  In the Philippines, a material interest in the Pajo property, located immediately north of the Masbate Mine;

  In Namibia, a 100% interest in a number of exclusive prospecting licenses that comprise the Accretive Terrain project and the Top Hat project;

  In Mali, joint venture interests in a portfolio of other gold exploration licenses and license applications located in western and southern Mali;

  In Burkina Faso:
o	a 100% interest in three exploration permits that comprise the Gaoua copper gold project, located in the Poni Province in Burkina Faso, approximately 400 kilometres southwest of the Kiaka Project;

o	a 100% interest in three exploration permits that comprise the Titao gold project, located in the Yatenga Province in northern Burkina Faso;

o	A 90% interest in five exploration permits that comprise the Greater Kiaka project, located in south central Burkina Faso; and

o	a 90% interest in three exploration permits that comprise the Po project, located in southern Burkina Faso; and
  In Chile, a joint venture with Arena Minerals Inc. (“Arena”) in which we have an option to earn up to a 60% interest in the Pampa Paciencia and Cerro Barco properties.

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2012 Developments

On April 5, 2012, we announced an updated Mineral Resource estimate as at December 31, 2011 for the Jabali deposit at La Libertad Mine and the Otjikoto Mine. The new Mineral Resource for the Jabali Antenna and Central zones, which was reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold, included an Indicated Mineral Resource of 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and an Inferred Mineral Resource of 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces gold. The most significant increase was in Indicated Mineral Resources as a result of the conversion of Mineral Resources from the Inferred category due to infill drilling. This new Resource at Jabali not only indicated the potential to significantly increase Libertad Mine’s original seven year mine life but also the potential to deliver higher grade ore to the mill, which should result in higher annual gold production and lower operating costs per ounce produced. We received the mining permit for the Jabali Central deposit and commenced the shipping of Jabali ore to the Libertad mill in third quarter of 2013, initially utilizing an upgraded existing road.

At the Otjikoto Mine, we reported an updated Indicated Mineral Resource estimate of 24.93 million tonnes at a grade of 1.74 g/t gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold. When a cut-off grade of 0.5 g/t gold is used, the Otjikoto Mine has an updated Indicated Mineral Resource estimate of 21.37 million tonnes at a grade of 1.95 g/t gold containing 1,340,385 ounces of gold on a 100% basis within the optimized pit shell.

On August 10, 2012, we acquired a 100% interest in the Trebol and Pavon gold properties in Nicaragua from Radius Gold Corp Inc. (“Radius”) in consideration of C$20 million, payable by issuing 4,815,894 Common Shares to Radius. We also entered into a joint venture agreement with Radius on a 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua.

On September 18, 2012, we entered into a merger implementation agreement (“CGA Merger Agreement”) with CGA Mining Limited, now referred to as CGA Mining Pty Ltd. (“CGA”), pursuant to which we agreed to acquire all of the issued and outstanding securities of CGA and on January 31, 2013, we completed the transaction and CGA became our wholly-owned subsidiary. CGA shareholders received 0.74 of a Common Share for each existing CGA ordinary share held. We also issued Common Shares to CGA stock option holders as consideration for the cancellation of their CGA options based on the “in-the-money” amount of such CGA option, as at the date of the CGA Merger Agreement. We issued an aggregate of 251,973,832 Common Shares in connection with the transaction. Upon completion of the acquisition, our existing shareholders and former CGA shareholders owned approximately 61% and 39%, respectively, of the issued and outstanding Common Shares. Our acquisition of CGA resulted in the merged entity operating the Masbate Mine in the Philippines, in addition to our existing Limon Mine and La Libertad Mine in Nicaragua. See “Mineral Properties – Masbate Mine” below.

On December 5, 2012, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), our subsidiary, was granted a mining licence by the Namibian Ministry of Mines for the Otjikoto Mine, which licence is valid for 20 years. This was the last major requirement prior to commencing full scale mine construction at the Otjikoto Mine.

2013 Developments

The results of a Feasibility Study for the Otjikoto Mine were announced on January 10, 2013, demonstrating robust economic indicators for the Otjikoto Mine. Construction on the Otjikoto Mine commenced in January 2013 and the first gold pour was completed in December 2014. Based on the Feasibility Study, in the first five years of its twelve year mine life, the mine was projected to produce approximately 141,000 ounces of gold per year. See “Mineral Properties – Otjikoto Mine” below for updated and additional information.

On April 12, 2013, we entered into a fully underwritten $150 million secured credit facility (the “Credit Facility”). Macquarie Bank Limited (“Macquarie”) is the Sole Underwriter and the Facility Agent for the Credit Facility. The syndicate includes HSBC Securities (USA) Inc., as a Lead Arranger, and HSBC Bank USA, National Association has committed to fund $50 million of the Credit Facility. The Credit Facility was comprised of three tranches of $50 million each for a total of $150 million and replaced our existing $25 million revolving credit facility with Macquarie. The term of the Credit Facility will be for a period of four years with a final repayment date of March 31, 2017 and the Credit Facility has an interest rate of LIBOR plus a margin of 3.5% .

On May 13, 2013, we completed the sale to Franco-Nevada Corporation of all of our right, title and interest in and to an existing 1.2% net smelter returns (“NSR”) royalty, covering Pretium Resources Inc.’s Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between us and Franco-Nevada Corporation dated May 8, 2013.

On June 7, 2013, our Common Shares commenced trading on the NYSE MKT under the symbol “BTG”.

On June 21, 2013, we entered into an option to purchase agreement with Alray Investments Inc. (“Alray”), a private company, pursuant to which we granted Alray an option to purchase a 100% interest in our Bellavista project located in Miramar, Costa Rica. Alray had the right to exercise the option at any time prior to December 31, 2014.

On August 23, 2013, we completed a private placement offering of $258.75 million aggregate principal amount of 3.25% convertible senior subordinated notes due October 1, 2018 (the “Notes”), which included the exercise in full by the initial purchasers of their option to purchase an additional $33.75 million of the Notes to cover over-allotments. In connection with the offering, we entered into an indenture with U.S. Bank National Association, as trustee, governing the Notes (the “Note Indenture”). The initial conversion rate for the Notes is 254.2912 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.93 per Common Share. We will use the net proceeds from the sale of the Notes for general corporate purposes.

On September 9, 2013, we entered into a joint venture agreement with Calibre (the “Primavera JV Agreement”) to govern the joint venture at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while we have a 51% interest and are the project operator. Under the terms of the Primavera JV Agreement, we were granted an option to earn an additional 19% interest in and to the project, for a total interest of 70%, by spending C$6 million in additional project expenditures on or prior to April 24, 2016.

On December 20, 2013, we acquired all of the issued and outstanding shares of Volta Resources Inc. (“Volta”) in accordance with the terms of an arrangement agreement between Volta and B2Gold and a plan of arrangement under the Business Corporations Act (Ontario) (the “Volta Arrangement”). On completion of the Volta Arrangement, Volta became our wholly-owned subsidiary and all of the issued and outstanding common shares of Volta were transferred to us in consideration for the issuance by us of 0.15 of a Common Share for each Volta common share held. All of the outstanding options of Volta were exchanged under the Volta Arrangement and the holders of the Volta options received options to purchase Common Shares based on the same exchange ratio. In connection with the acquisition, we issued an aggregate of 23,331,805 Common Shares to the former shareholders of Volta and authorized the issuance of an additional 2,079,000 Common Shares upon the exercise of the stock options held by the former Volta option holders. The acquisition of Volta added the Kiaka Project in Burkina Faso, Africa to our project portfolio, as well as four additional exploration projects in Burkina Faso and exploration projects in Ghana.

2014 Developments

On January 22, 2014, we announced an initial Inferred Mineral Resource estimate for the Wolfshag zone near the Otjikoto Mine of 6.8 million tonnes at 3.2 g/t gold containing 703,000 ounces gold. The initial Inferred Mineral Resource of the Wolfshag zone is reported within a US$1,550 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.5 g/t gold. The initial high grade Inferred Mineral Resource estimate for the Wolfshag zone indicates the potential for future expansion of gold production and/or increase in the mine life of the Otjikoto Mine. On January 20, 2015, we announced an updated Inferred Mineral Resource estimate for the Wolfshag zone of 2.581 million tonnes at 8.14 g/t gold containing 675,000 ounces gold utilizing a 3 g/t cut-off. This Inferred Mineral Resource is below a resource pit shell containing an additional 1.035 million tonnes at 2.81 g/t gold (93,000 ounces gold) in the Indicated Mineral Resource category.

On July 9, 2014, we entered into an amending agreement with Macquarie and the syndicate of lenders pursuant to which the Credit Facility was increased by $50 million to an aggregate amount of $200 million. As of the date of this Annual Information Form, $75 million remains available for draw down under the Credit Facility.

On October 3, 2014, we acquired 100% of the ordinary shares of Papillon Resources Limited, now referred to as Papillon Resources Pty Ltd. (“Papillon”) by way of an Australian scheme of arrangement. The scheme of arrangement was carried out pursuant to the terms and conditions contained in a merger implementation agreement (the “Papillon Merger Agreement”) dated June 3, 2014 between us and Papillon. On completion of the transaction, Papillon became our wholly-owned subsidiary and all of the issued and outstanding ordinary shares of Papillon were transferred to us in consideration for the issuance by us to former shareholders of Papillon of 0.661 of a Common Share for each Papillon ordinary share held. We also issued Common Shares to Papillon optionholders as consideration for the cancellation of their Papillon stock options based on the in-the-money amount of such Papillon options. In connection with the closing of the transaction, we issued an aggregate of 237,390,819 Common Shares to the former Papillon shareholders and optionholders. The acquisition of Papillon added the Fekola project in Mali to our property portfolio. See “Mineral Properties – Fekola Project” below.

On December 11, 2014, we announced that the first gold pour had occurred at the Otjikoto Mine, ahead of schedule. For 2015, the Otjikoto Mine is expected to produce between 140,000 to 150,000 ounces of gold at a cash operating cost of approximately US$500 per ounce and all in sustaining costs of approximately $700 per ounce.

2015 Subsequent Developments

On January 15, 2015, we completed the sale of our interest in the Bellavista project to Alray, which included the equipment on the Bellavista project site. We received $1 million in cash and a 2% NSR royalty as consideration for the sale of the Bellavista project.

In February 2015, we began initial construction activities at the Fekola project pursuant to which construction and other additional earthworks were commenced.

On February 18, 2015, we entered into a binding letter agreement with Arena setting out the terms of our option to acquire up to a 60% interest in the Pampa Paciencia and Cerro Barco properties, which comprise a portion of the Atacama copper project located in Region II near the town of Antofagasta, Chile, upon certain payments and expenditures being made over a period of three years.

On February 28, 2015, the Otjikoto Mine achieved commercial production, ahead of schedule. The ramp up of production at the Otjikoto Mine continues well ahead of budget.

DESCRIPTION OF THE BUSINESS

General

We are a mid-tier gold mining company with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties. Our material properties consist of the following three mines:

  Masbate Mine (ownership as described in “Mineral Properties — Masbate Mine” below), an open pit gold mine located near the northern tip of the island of Masbate, 360 kilometres south-east of the capital of Manila, the capital of the Philippines;

  La Libertad Mine (100% ownership), an open pit gold mine located 110 kilometers due east of Managua, and 32 kilometres northeast of Juigalpa, Nicaragua; and

  Otjikoto Mine (90% ownership), an open pit, and potential underground, gold mine located approximately 300 kilometres north of Windhoek, the capital of Namibia.

Our other principal assets consist of the following mine and two development projects:

  Limon Mine (95% ownership), an open pit and underground gold mine located in northwestern Nicaragua, approximately 100 kilometres northwest of Managua, Nicaragua;

  Fekola Project (ownership as described in “Mineral Properties – Fekola Project” below), a potential open pit gold mine located approximately 40 kilometres south of the city of Kéniéba, Mali; and

  Kiaka Project (ownership as described in “Mineral Properties — Kiaka Project” below), a potential open pit gold mine located 140 kilometres southeast of Ouagadougou, the capital city of Burkina Faso.

We hold other assets in Colombia, Nicaragua, the Philippines, Mali, Namibia, Burkina Faso and Chile as part of our continuing operations.

Our corporate objective is to build an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on our management experience through strategic acquisitions.

Principal Product

Our principal product is gold, with gold production forming a significant part of revenues. There is a global market into which we can sell our gold and, as a result, we are not dependent on a particular purchaser with respect to the sale of the gold that we produce.

We began producing gold in 2009 at our Limon Mine following the acquisition of Central Sun Mining Inc. (“Central Sun”). In January 2010, we also began producing gold at our La Libertad Mine following the completion of the conversion of the mine from a heap leach mine to a conventional milling and carbon in pulp (“CIP”) operation. In January 2013, we began producing gold at our Masbate Mine following the acquisition of CGA, and in December 2014, we completed the construction of the Otjikoto Mine and had our first gold pour on December 11, 2014 with commercial production being achieved on February 28, 2015.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire gold properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Managua, Nicaragua; Manila, Philippines; Windhoek, Namibia; Ouagadougou, Burkina Faso; Bamako, Mali; Accra, Ghana; and Medellin, Colombia. As at the date of this Annual Information Form, we, including our subsidiaries, employ a total of 3,330 full-time employees and 2,013 contract employees. The table below sets out our employees at each of the following locations:

	Number of
	Employees
Location	Full-time	Contract

Nicaragua	1,680	1,837
Philippines	670	16
Namibia/South Africa	681	19
Mali	126	49
Burkina Faso	85	1
Ghana	6	0
Colombia	7	0
Uruguay	1	0
Vancouver, BC Corporate Office	74	91

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at Limon Mine is effective until June 10, 2016. The collective bargaining agreement covering the workers at the La Libertad Mine is effective until December 31, 2015, at which time we will commence negotiation of a new agreement.

Foreign Operations

We currently own, among other interests, 100% of La Libertad Mine in Nicaragua, 95% of the Limon Mine in Nicaragua, 100% of the processing facilities for the Masbate Mine in the Philippines, 90% of the Otjikoto Mine in Namibia, an effective 90% interest in the Fekola Project in Mali, an effective 81% interest in the Kiaka Project in Burkina Faso, and 49% of the Gramalote Project in Colombia. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to government regulations (or changes to such regulations), with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current closure and reclamation cost estimate at La Libertad Mine, Masbate Mine, Otjikoto Mine and Limon Mine is approximately $62 million on an undiscounted basis. These estimates are based on conceptual level engineering and will be updated periodically to reflect changes in the life of mine plans.

Environmental, Occupational Health and Safety, and Regulatory

We have adopted environmental and biodiversity policies designed to ensure environmental risks are adequately addressed while committing to environmental protection and public welfare for all our activities. We have also adopted occupational health and safety policies designed to ensure the protection and promotion of the safety, human health, and welfare of our employees, communities and stakeholders. We have also implemented Health, Safety & Environmental (“HSE”) Management System Standards and Occupational Health and Safety, Environmental and Biodiversity Performance Standards at the corporate level to provide minimum requirements for the development and implementation of both corporate and site HSE management systems. B2Gold’s Management System and Performance Standards are based on international standards including compliance with in-country regulations, relevant ISO and OHSAS standards, and reliance on the IFC Performance Standards and international best practices in cases where national regulatory systems are not sufficiently stringent. These management systems enable us to mitigate and manage the potential risks and impacts of our operations.

We implement the HSE management systems and manage HSE performance with dedicated HSE personnel at both the corporate and site levels. In addition, we have in place a Health, Safety, Environment and Social Committee of the Board of Directors to assist the Board in overseeing our health, safety, environmental and corporate social responsibility policies and programs, and our health, safety, environmental and corporate social responsibility performance.

The following is a brief summary of HSE management systems in place across our different projects:

  Masbate Mine: Masbate Mine has developed and implemented an HSE management system based on our HSE Management System and Performance Standards. The HSE management system and performance includes bi-annual internal auditing of the Masbate Mine by independent experts. In addition, the Masbate Mine evaluates its management of cyanide in relation to the International Cyanide Management Code.

  La Libertad Mine: La Libertad Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards through its internal management system implementation committee. La Libertad Mine undergoes annual audits including for regulatory compliance. In addition, La Libertad Mine continues its work towards certification with the International Cyanide Management Code.

  Otjikoto Mine: B2Gold Namibia has commenced implementation of a full HSE management system that covers all corporate HSE management system and performance standards requirements on health, safety, environment, and biodiversity. This includes internal audits by independent experts that are scheduled to begin in 2015.

  Limon Mine: Limon Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards led by senior management, the HSE departments, and Management System Coordinators. The HSE management system and performance includes annual internal auditing of the Limon Mine by independent experts.

  Fekola Project: The Fekola Project is currently in the feasibility design phase. As part of this study, a risk assessment will be completed and the necessary components of an HSE management system will be implemented. This will include the necessary measures to complete early works in the first half of 2015. Full implementation of an auditable management system will be in place when the facility commences operations.

  Regional Exploration Projects: Regional exploration projects adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the specific site.

  Reclamation and Care and Maintenance Sites: Reclamation and care and maintenance sites adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the site.

In addition, we work with occupational health, safety, and environmental regulatory agencies to ensure that the performance of our operations is at a level that is acceptable to the regulatory authorities. We encourage open dialogue and have prepared procedures for responding to concerns of all entities with respect to HSE issues.

MINERAL PROPERTIES

Our material properties consist of the following three mines:

  Masbate Mine, located in the Philippines;

  La Libertad Mine, located in Nicaragua; and

  Otjikoto Mine, located in Namibia.

Our other principal assets consist of the following mine and two development projects:

  Limon Mine, located in Nicaragua;

  Fekola Project, located in Mali; and

  Kiaka Project, located in Burkina Faso.

We hold other assets in Colombia, Nicaragua, the Philippines, Mali, Namibia, Burkina Faso and Chile as part of our continuing operations.

Summary of Attributable Mineral Reserves and Mineral Resources Estimates

Set out below are the updated consolidated Mineral Reserves and Mineral Resources statements for our mines and development projects as of December 31, 2014, except where otherwise indicated. Our consolidated Mineral Reserves and Mineral Resources statements have been compiled based on estimates prepared by Qualified Persons.

Mineral Reserve Estimates1

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
La Libertad(4)	7,940,000	1.66	424,000	13,200
Masbate(2)	101,910,000	0.92	3,004,000	93,400
Otjikoto(3)	26,300,000	1.41	1,196,000	37,200
Limon(2)	1,370,000	4.89	216,000	6,700
Total Probable Mineral Reserves			4,840,000	150,500

Notes:

(1)

The Mineral Reserves reported herein are based on the CIM standards. Mineral Reserves have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding. Mineral Reserves reported herein are fully diluted.

(2)

The Mineral Reserve estimates for Limon and Masbate projects were compiled and verified as of December 31, 2014 under the supervision of Kevin Pemberton, P.E. (Florida, USA), Chief Mine Planning Engineer, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable Mineral Reserves based on our 95% interest in the Limon Mine. Pursuant to the ore sales and purchase agreement between PGPRC and FRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine and as such, the Mineral Reserve estimates above reflect 100% of the estimated Mineral Reserves for the Masbate Mine.

(3)

The Mineral Reserve estimates for the Otjikoto Mine were prepared as of December 31, 2014 by Peter Montano, P.E. (Colorado, USA), Senior Project Engineer, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable Mineral Reserves based on our 90% interest in the Otjikoto Mine.

(4)

The Mineral Reserve estimates for La Libertad Mine were compiled and verified as of December 31, 2014 by Mr. Donald Hulse, VP of Mining for Gustavson Associates, LLC and a Professional Engineer in the State of Colorado and a Qualified Person as defined under NI 43- 101. The estimates reflect a 100% interest in La Libertad Mine.

Measured and Indicated Mineral Resource Estimates1

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
Fekola(5)	53,060,000	1.89	3,224,000	100,300
Kiaka(6)	27,310,000	1.09	953,000	29,600
Gramalote(7)	14,210,000	0.79	359,000	11,200
Total Measured Mineral Resources			4,536,000	141,100

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
Masbate(3)	131,240,000	0.92	3,893,000	121,100
La Libertad(2)	9,770,000	2.07	650,000	20,200
Otjikoto(4)	30,460,000	1.47	1,435,000	44,600
Fekola(5)	22,230,000	1.94	1,387,000	43,100
Kiaka(6)	96,830,000	0.96	2,986,000	92,900
Limon(2)	2,630,000	5.36	453,000	14,100
Gramalote(7)	50,830,000	0.59	960,000	29,900
Pavon(8)	290,000	5.82	55,000	1,700
Total Indicated Mineral Resources			11,817,000	367,600

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
Masbate(3)	131,240,000	0.92	3,893,000	121,100
La Libertad(2)	9,770,000	2.07	650,000	20,200
Otjikoto(4)	30,460,000	1.47	1,435,000	44,600
Fekola(5)	75,290,000	1.90	4,611,000	143,400
Kiaka(6)	124,140,000	0.99	3,938,000	122,500
Limon(2)	2,630,000	5.36	453,000	14,100
Gramalote(7)	65,040,000	0.63	1,319,000	41,000
Pavon(8)	290,000	5.82	55,000	1,700
Total Measured and Indicated Mineral Resources			16,353,000	508,600

Inferred Mineral Resource Estimates1

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
Masbate(4)	9,780,000	1.16	366,000	11,400
La Libertad(2)	6,120,000	2.59	510,000	15,900
Otjikoto(5)	4,520,000	4.65	676,000	21,000
Fekola(6)	6,180,000	1.69	336,000	10,500
Kiaka(7)	27,330,000	0.93	815,000	25,300
Limon(3)	1,580,000	4.73	241,000	7,500
Gramalote(8)	117,450,000	0.44	1,648,000	51,300
Pavon(9)	130,000	5.50	23,000	700
Total Inferred Mineral Resources			4,615,000	143,600

Notes:

(1)

Mineral Resources are estimated using best practices as defined by the CIM and reporting of Mineral Resources is compliant and in accordance with the disclosure requirements of NI 43-101. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resource as a result of continued exploration. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

(2)

The Mineral Resources estimates for La Libertad Mine were compiled and verified as of December 31, 2014 by Mr. Donald Hulse, VP of Mining for Gustavson Associates, LLC and a Professional Engineer in the State of Colorado and a Qualified Person as defined under NI 43- 101. The estimates reflect a 100% interest in La Libertad Mine.

(3)

Mineral Resource estimates for the Limon Mine were compiled and verified as of December 31, 2014 under the supervision of Brian Scott, P.Geo., our Vice President Geology and Technical Services, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable Mineral Resources based on our 95% interest in the Limon Mine.

(4)

Mineral Resource estimates for the Masbate Mine have an effective date of December 31, 2014 and were prepared under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person as defined under NI 43-101. Pursuant to the ore sales and purchase agreement between PGPRC and FRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Mine and as such, the Mineral Resources are reported at 100% interest.

(5)

Mineral Resource estimates for the Otjikoto Mine and the Wolfshag Zone were prepared under the supervision of Mr. Tom Garagan, P.Geo., Senior Vice President of Exploration, and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable Mineral Resources based on our 90% interest in the Otjikoto Mine. The Mineral Resource estimates for Otjikoto and Wolfshag are effective as of December 31, 2014.

(6)

Mineral Resource estimates for the Fekola Project were prepared as of August 5, 2013 by Nic Johnson, MAIG, and a Qualified Person as defined under NI 43-101. Notwithstanding our current 100% ownership of the Fekola Project, the attributable portion of the mineral resource has been reduced to 90% to reflect the expected reduction in our ownership percentage in the Fekola Project upon the creation of an exploitation company and the 10% overall ownership percentage that will be attributed to the Mali Government in accordance to applicable laws.

(7)

The Mineral Resource estimate for the Kiaka Project was prepared as of January 8, 2013 by Ben Parsons, MSc, MAusIMM (CP), Principal Consultant for SRK Consulting (UK) Limited, a Qualified Person as defined under NI 43-101. Attributable Mineral Resources are reported at 81% of the total Mineral Resource. Notwithstanding our current ownership percentage of the Kiaka Project is 90%, the attributable portion of the Mineral Resource has been reduced to 81% to reflect the expected reduction in our ownership percentage in the Kiaka Project upon commencement of construction and development and the 10% overall ownership percentage that will be attributable to the Burkina Faso government in accordance with applicable laws.

(8)

The Mineral Resource estimate for the Gramalote Project (Gramalote Central, Trinidad and Monjas West) was prepared by Gramalote Colombia Limited personnel as of December 31, 2013 under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President: Geology and Metallurgy for AngloGold and a Qualified Person as defined under NI 43-101. The estimate reflects the attributable Mineral Resources based on our 49% interest in the Gramalote Project.

(9)

Mineral Resource estimates for the Pavon project were prepared as of November 14, 2014 under the supervision of Brian Scott, P.Geo., our Vice President Geology and Technical Services, and a Qualified Person as defined under NI 43-101. The estimate reflects the attributable Mineral Resources based on our 100% interest in the project.

Material Properties

Masbate Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report Masbate Gold Project Republic of the Philippines” dated June 20, 2012 and prepared by Mark Turner, B.Eng., MAusIMM, Andrew Vigar, B.App. Sc Geo., FAusIMM, MSEG and Stephen Jones, B.Eng., FAusIMM CP (the “Masbate Technical Report”). For a more detailed overview of the Masbate Mine, please refer to the technical report noted above, which is available under CGA’s profile on SEDAR at www.sedar.com.

Project Description and Location

The Masbate Mine is located near the northern tip of the island of Masbate, 360 kilometres south-east of Manila, the capital city of the Philippines. The Masbate Mine lies within the municipality of Aroroy, Masbate Province, in the Philippines. We acquired our interest in the Masbate Mine through our acquisition of CGA in January 2013. We indirectly own the Masbate Mine through our 100% ownership of Philippine Gold Limited, which owns 40% of Filminera Resources Corporation (“FRC”). The remaining 60% of FRC is owned by a Philippine registered company, Zoom Mineral Holdings Inc. (“Zoom”). In addition, we indirectly own 100% of Philippine Gold Processing & Refining Corporation (“PGPRC”), the owner of the mineral processing facility.

FRC holds the mineral tenements that include the Masbate Mine. The mining claims and applications cover an area of approximately 10,807 hectares. We also hold an interest, through Vicar Mining Corporation, in the highly prospective Pajo property, immediately to the north of the Colorado Pit, which covers an area of 786 hectares. PGPRC, which is indirectly wholly-owned by us, has developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the Masbate Mine ore from FRC at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Philippine law.

CGA has obtained an Environmental Compliance Certificate (“ECC”) 9804-003-120C for the Masbate Mine, pursuant to which it carries out an Environmental Protection and Enhancement Program for the life of the mine. This program is approved by the Philippines Department of Environment and Natural Resources (the “DENR”), and is required to be updated annually. During 2013, CGA continued to monitor activities in association with the DENR biannual site reviews by the multipartite monitoring team and internal environmental monitoring to measure compliance with the statutory requirements.

FRC has obtained and maintained the key agreements, permits, licences and certificates for its mining operations. These include the Mineral Production Sharing Agreement (“MPSA”) 095-97-V and the ECC referenced above. Other appropriate permits have been obtained and maintained relating to operations. Some of the key permits are as follows:

  Mining covenants pertaining directly to the day to day mining operation. They include the MPSA’s of the claims, mineral processing permit, explosive storage and handling permits, and safety permits.

  Ore Transport and Export Permits and Commodity Clearance to allow for the transport of the gold ore out of the Philippines.

  Electrical and mechanical permits.

  Additional environmental permits including, a waste water discharge permit to discharge waste water into the tailings impounding facility, a wastewater discharge permit to discharge treated water to the receiving environment, and various facility pollution permits, including the power plant emissions permit.

  Administrative permits cover areas such as the hospital, aerodrome, port, mayor’s/business permit and radio transmissions. An important item is the right to water from the Guinobatan, Lanang and Bangon rivers.

  Real estate permits cover right-of-way agreements with local parties.

There is no royalty payable on the Masbate Mine, but a 2% excise tax on gross gold and silver sales is payable annually to the Philippine government under the MPSA regulatory framework and a 1.5% required expenditure for social development of host communities.

The Philippines is a highly regulated environment and there are a significant number of permits required. These permits are issued for varying periods and need to be regularly renewed. Although we have a dedicated permitting team that constantly monitors progress, we are also reliant on the various regulatory bodies issuing the required permits.

Access, Climate, Local Resources, Infrastructure and Physiography

The Masbate Mine lies within the municipality of Aroroy, Masbate Province, in the Philippines. The project can be accessed by a commercial airline service which flies daily to Masbate City (population of approximately 85,000) and a 70 kilometre drive on a partially sealed road to the project site. Alternate access to the site from Masbate City is via a one hour boat ride. The site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

The climate is tropical with a wet season and a hot, dry season. The wet season commences during June and lasts until February. Typhoons are frequent and commonly associated with heavy rainfall. Even during the dry season, the area experiences occasional typhoons. Average temperatures range from 28°C to 33°C during the wet season and 30°C to 35°C during the dry season.

Limited resources and facilities are available in the nearby town of Aroroy and in Masbate City. Technical services and items of significance are available in either Cebu or Manila. We recruit skilled and semi-skilled labourers from the areas local to the Masbate Mine for our work force. A digital satellite communications package provides phone, email and facsimile coverage to the mine site. Mobile telephone coverage is available throughout the majority of the mining and exploration areas. A multi-channel radio network is utilised for operations communication within the mine and process plant. The project area is well serviced by existing infrastructure. A 300 person camp is provided together with a staff housing compound for staff employees, with additional temporary/construction housing available locally for non-staff personnel. Water for processing and fresh drinking water is provided from the existing dam on the Guinobatan River and bores proximal to the dam. There is a port and an airstrip at the site and unsealed roads link the deposit to the provincial capital of Masbate City.

History

In 1936, the Masbate Consolidated Mining Company was formed, incorporating several of the smaller mines at the project and operated until 1941, with mining ceasing during the war. There was no significant renewal of mining activity until 1979 when Atlas Consolidated Mining and Development Corporation (“Atlas”) developed the Masbate Gold Operations (“MGO”), constructed a mill and associated infrastructure and commenced open pit and, later, underground mining. Atlas mined the Masbate gold deposit between April 1980 and 1994.

In 1995, London Fiduciary Trust PLC, later renamed Philippine Gold PLC (“PGO”) agreed with Atlas to purchase 100% of MGO. The MGO claims and assets were then transferred to FRC. During 1997 and 1998, FRC conducted an extensive programme of diamond and reverse-circulation drilling with the intention of upgrading the project’s gold resources to comply with the Joint Ore Resources Committee Code standard for the reporting of ore resources and reserves and to complete a bankable Feasibility Study. FRC completed its first in-house Feasibility Study in December 1997. During 1999 and 2000 a series of corporate transactions saw the eventual acquisition of PGO by Thistle Mining, Inc. (“Thistle”). Late in 2000, PGO commenced a phase of development activities to increase the then current Mineral Resource and Mineral Reserve base of the project and to finalise a bankable Feasibility Study.

On March 19, 2007, CGA acquired 100% of Thistle’s interest in the Masbate Mine. On January 31, 2013, we acquired 100% of CGA’s interest in the Masbate Mine.

Geological Setting

The Philippine Archipelago forms part of the Western Circum-Pacific Rim, an island arc system lying at the junction of three crustal plates. It is a complex agglomeration of discrete terranes, ophiolitic slabs of oceanic origin and continental margin fragments, brought together by strike-slip fault displacement and by convergence and interaction of oceanic plates since late Mesozoic time (150 million years ago). All the major deposits in the Philippines are found along mobile orogenic belts, commonly in clusters and are predominantly the products of epithermal mineralization associated with episodic magmatism and intrusive rock emplacement, either into breccia or shear structures or in the form of porphyry deposits. The mineralizing events have been dated from early Cretaceous (110 million years ago) to Miocene (20 million years ago).

The oldest rock units recognized in Masbate Island are the pre-Cretaceous Mt. Manapao Basalt and the Boracay formation, which represent deep marine volcanic flows and the corresponding pelagic capping of an ophiolitic basement, respectively. The Late Eocene-Oligocene Mandaon formation unconformably overlies this ophiolitic sequence and is intruded by the Middle Oligocene Aroroy Diorite. These rock units are, in turn, overlain by volcanic and clastic sequences of the Late Oligocene to Early Middle Miocene Sambulawan formation.

Exploration

In 2012, exploration at the Masbate Mine was concentrated on the following areas:

  upgrading of Inferred Mineral Resources;
  resource infill drilling;
  resource drilling at Pajo Hill;
  close to mine targets outside current resources;
  grass roots regional exploration including surface mapping, stream sediment sampling, and rock chip sampling; and
  an IP survey over a copper-gold porphyry target at Baleno.

The exploration targeted both inferred extensions of the ore bodies and close to mine targets outside the current resource envelope. The results were considered to be very encouraging in that relatively wide intervals of mineralization had been encountered in areas outside the current Indicated Mineral Resource envelope.

In 2013, exploration was focused on the following areas:

  upgrading of Inferred Mineral Resources to Indicated status;
  drilling the NW extension of the high grade Montana vein and the calculation of a new resource estimate;
  resource drilling at Pajo Hill;
  drilling for metallurgical samples for recovery and comminution testwork;
  condemnation drilling in the proposed Macayo waste dump area;
  exploration drilling at close to the mine targets outside of the current reserves at Baleno and Bart-Ag; and
  grassroots regional exploration including soil orientation surveys, soil sampling surveys, trenching and mapping.

Exploration continued in 2014 and was concentrated on the following areas:

  metallurgical and reserve/resource drilling;
  exploration drilling close to the mine targets outside of the current Reserve/Resource at Grandview East and Pajo South; and
  geochemical sampling and follow-up trenching on priority targets outside of the current resource.

Mineralization

Gold mineralization at the Masbate Mine is hosted by quartz and quartz-calcite veining. Quartz veining is developed in all of the lithologies described above. Individual mineralized veins can be traced up to three kilometres; the known system extends over a strike of more than 16 kilometres from Balete in the south to Pajo in the north. The more significant vein networks vary in width from 1 metre up to 20 metres. At Main Vein, where different structural orientations intersect, a broad zone of alteration or brecciation often occurs resulting in mineralized zones up to 75 metres wide. Mineralized vein networks extend to a depth of at least 300 metres below the topographic surface. In most instances, the total depth of mineralization has yet to be established.

Drill hole logging and field mapping show a complex evolution of veining as follows:

1.	Early dark grey, chalcedonic, massive, brecciated quartz veins with pyrite and chalcopyrite.

2.	Light grey to white crustiform quartz veins with pyrite, chalcopyrite and local electrum.

3.	Light grey vuggy chalcedonic to fine grained, vuggy quartz veins and stringers with pyrite, chalcopyrite and local electrum.

4.

Light grey chalcedonic to blue opalline to white transparent, drusy, crustiform, colloform quartz with pyrite, chalcopyrite and electrum. It irregularly overprints vein phases 1 to 3 and locally increases the gold grade significantly.

5.	Similar to vein type 4 except it is dark grey due to greater amounts of banded fine grained pyrite, sphalerite, galena and sulfosalts with local electrum.

6.	Late calcite veining and breccia fill. Gangue.

The quartz vein systems strike NW-SE and NNW-SSE and are strongly overprinted by cataclastic deformation within fault zones. Textural information indicates that the fault zones observed at the Masbate Mine represent renewed brittle deformation of earlier structures that hosted mineralization

Gold (more correctly, electrum) is typically observed as less than 10 micron inclusions within pyrite or goethite, at the margins of pyrite and other sulphide phases, or more rarely, as free particles up to 500 micron in size. Analysis of residual gold in tailings suggests a small amount of gold at Masbate is present within silicate minerals.

Drilling

FRC was granted a 52.3 square kilometre exploration permit in 2010. The permit is contiguous to the tenements currently being exploited by the Masbate Mine. During 2012, a total of 397 holes totalling 79,722 metres of diamond core and reverse circulation drilling were completed over 15 different targets. During 2013, 256 drill holes totalling 36,171 metres were drilled over 14 vein zones. During 2014, 144 drill holes totalling 17,560 metres were drilled over numerous veins including Montana, Pajo and Pajo-Montana mineral extensions. Of these drill holes, 134 holes (16,435metres) were diamond drilling and 10 holes were reverse circulation (“RC”) drill holes.

Exploration drilling designed to outline new Mineral Resources was completed on near mine veins outside the current Mineral Reserve and Mineral Resource. Two such areas include Grandview East in which drill hole GVRC027 intersected 75 metres grading 0.91 g/t gold, leaving this area open for additional mineralization and Pajo South extension where trenching intersected 15 metres grading 1.04 g/t gold.

The 2014 drill program expanded the area of known mineralization on both Pajo and Montana zones. In addition, a new zone, Pajo West was explored with surface mapping, trenching and drilling. Additional drilling is planned in 2015 to potentially delineate a Mineral Resource on these areas.

In addition, geochemical sampling and follow-up trenching was completed on a number of priority target areas outside the current Mineral Resource.

Sampling and Analysis

During 2014, approximately 175,000 grade control samples were collected and submitted for analysis. Grade control programmes throughout the period were conducted within the mining cycle by dedicated RC drill rigs. Grade control drill patterns are oriented perpendicular to the strike of the dominant mineralized trend and drilled on standardized 12 metres along strike by 6 metres to 8 metres across strike spacing. Grade control drill holes are included at 60º with a total length of 12 metres or 24 metres to provide coverage over a 10 metres or 20 metres vertical interval. Grade control samples are analysed onsite at a purpose built laboratory operated by SGS Philippines Incorporated (“SGS”) since April 2009. Samples are dried, crushed to 75% passing 2 millimetres, split to one kilogram and pulverized to 85% passing 75 micrometre. Determination of gold content is then done using fire assay of a 50 gram charge with an atomic absorption spectroscopy (AAS) finish. The stated detection limit is 0.01 g/t gold.

Assay performance was monitored by the use of Certified Reference Material (“CRM”) and blank material inserted as part of regular grade control sample submissions. In addition, the onsite laboratory regularly reports the results of independent SGS QA/QC protocols.

During 2014, exploration drilling programmes were conducted by multi-purpose RC/core and dedicated diamond drill rigs and primarily in-filled and extended mineralized zones from previous campaigns of historically mined deposits. Rock chip samples were taken during follow up mapping and soil sampling leading from the regional stream sediment sampling program conducted in 2012. Samples were taken following documented protocols developed by FRC Exploration RC drill samples were collected at one metre intervals. Two of the rigs were equipped with automatic cone splitters that produce a three kilogram sample, for the remainder of the rigs whole samples were collected from the rig cyclone in plastic bags and a subsequent three kilogram split was taken using a Jones riffle splitter. Wet sample intervals were dried before splitting. Representative drill cuttings were washed, geologically logged and retained for future reference.

After May 2013, all exploration drill samples have been assayed at the SGS lab onsite at Masbate. Rigorous procedures were put in place to prevent contamination with the exploration samples run as a separate batch 1 day a week. Sample preparation, as previously, was carried out in the dedicated SGS exploration sample preparation facility onsite at Masbate.

Drill samples are assayed for gold by 50 gram fire assay (lead collection, flame AAS), sample preparation consists of crushed material 75% passing 2 millimetres, then split to <1.5 kilogram and pulverized to 85% passing <75 microns. Soil samples are assayed for a selected suite of elements (aqua regia digestion, 10 gram sample, ICP-OES & MS).

Soil and rock samples were assayed by Intertek McPhar at their Manila laboratory. Assay performance was monitored by the use of CRM, blank material and duplicate samples inserted as part of regular exploration sample submissions. In addition, both the Intertek McPhar and SGS laboratories’ regularly report the results of independent QA/QC protocols.

Security of Samples

Grade control samples are delivered to the onsite SGS laboratory located within the high security processing plant area with restricted access. Transport of samples from the field to the laboratory is completed by authorised personnel only and all security procedures are followed when these samples are in transit.

Exploration samples are delivered to the onsite SGS sample preparation laboratory located within the core yard area. This area is patrolled by security personnel and prepared samples are stored in a locked shipping container until each batch is ready for transport to the onsite SGS assay laboratory located within the high security processing plant area with restricted access. Transport of samples from the preparation laboratory to the assay laboratory is completed by authorised SGS personnel only and all security procedures are followed when these samples are in transit.

Mineral Reserves and Mineral Resources

The Probable Mineral Reserves for the Masbate Mine as of December 31, 2014 are 101,910,000 tonnes at a grade of 0.92 g/t gold for 3,004,000 million ounces of contained gold. Probable Reserves are based on our Mineral Resource model, reported within new design pits, and include stockpile balances as of December 31, 2014.

The Probable Mineral Reserve estimate is based on a gold price of $1,300 per ounce and mining dilution of 10% with a mining recovery allowance of 100%. Dilution and mining recovery were based on mine reconciliation between January 2014 and October 2014. Mineral Reserves will be sourced from six major independent pits and a number of smaller surrounding pits. Mineral Reserves are reported above a series of cut-off grades based on variable processing costs and recoveries. Masbate North and South designation in the tables refers to the vein location relative to the river.

Probable Mineral Reserves as of December 31, 2014 1,2,3,4,5,6

Region	Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Masbate South	Main Vein Group	51,900,000	1.02	1,703,000	53,000
	Blue Quartz	1,900,000	1.02	62,000	1,900
	Old Lady	3,680,000	0.93	111,000	3,400
Subtotal – Masbate South		57,490,000	1.01	1,876,000	58,300
Masbate North	Colorado	13,190,000	0.94	398,000	12,400
	Montana/Oregon	2,830,000	1.96	178,000	5,500
	Pajo	5,290,000	0.78	133,000	4,200
Subtotal – Masbate North		21,310,000	1.04	710,000	22,100
	Stockpile	23,120,000	0.56	418,000	13,000
Total		101,910,000	0.92	3,004,000	93,400

Notes:

(1)	Gold Price = $1,300 per ounce.
(2)	Mining dilution of 10% applied at a grade of 0.12 to 0.22 g/t gold.
(3)	Mining recovery = 100%.
(4)	Variable cut off grades based on variable processing and mining costs and variable block model recoveries.
(5)	Metallurgical Recovery Data used from resource block model.
(6)	Mineral Reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

The Mineral Reserve and Resource estimate for the Masbate Mine has a drill hole assay cut-off date of October 20, 2014 and mined surfaces as at December 31, 2014, giving it an effective date of December 31, 2014. Mineral Resources are reported within a Whittle pit shell using current estimated mining and processing costs, a gold price of $1,500 per ounce, and cut-off grades ranging from 0.33 to 0.35 g/t. The results of the comprehensive metallurgical testwork program completed in 2014 were used to build a metallurgical recovery model. Mineral Resources are inclusive of Mineral Reserves, which is a change from how we reported last year.

This Mineral Reserve estimate is based on the latest Mineral Resource model. Pit optimization work was completed with Whittle software using engineering estimated mining costs, a gold price of $1,300 per ounce, current processing costs, and metallurgical recoveries based on the updated metallurgical model. New pits were designed on the optimization shells; Mineral Reserves are reported above these shells and below the December 31, 2014 topography.

Stockpile Mineral Reserves and Mineral Resources were tabulated by onsite personnel at the Masbate Mine. Ore stockpile balances are derived from mining truck movements to individual stockpiles, with grade estimated from routine grade control methods.

In the North region, Mineral Reserves are comprised of 53% oxide, 38% transitional, and 10% fresh material. In the South region, Mineral Reserves are 6% oxide, 27% transitional and 68% fresh material.

Mineral Reserves have decreased due to mining depletion, a lower gold price and the application of a new metallurgical recovery model. Overall, this model results in lower recoveries than previously used and therefore results in smaller pit optimization shells and higher cutoff grades. Several domains also had exploration and grade control drilling completed in 2014 and the results of this drilling helped inform new geological models and Mineral Resource estimates.

Mineral Resources reported as of December 31, 2014 are inclusive of Mineral Reserves, are based upon application of an estimated recoverable cut-off grade, and are within a pit shell based on a gold price of $1,500 per ounce. Mineral Resources reported for end-of-year 2014 are noticeably different from the previous year’s disclosure, dominantly due to the reporting of the Mineral Resource inclusive of Mineral Reserves. Mineral Resources reported in the 2013 statement were reported exclusive of Mineral Reserves and constrained by pit shells based on a gold price of $1,550 per ounce.

The updated Mineral Resource estimate is based on three dimensional vein interpretation incorporated into a block model. A total of 3,155 exploration drill holes were used in the 2014 resource model update. All exploration drill holes including 306,745 gold assays and more than 700,000 in-pit grade control reverse circulation drilling samples were used for grade estimation. A total of 170 additional drill holes and trenches were included in this Mineral Resource update as compared to the 2013 update. Individual assays were variably capped by domain and data type, veins were generally capped at 5 to 15 g/t gold and lower grade peripheral “halo” mineralization was capped at 2 to 4 g/t gold.

Grade estimation was completed using Ordinary Kriging in three successive search ellipse passes with varying minimums, maximums and maximum samples per hole allowed for estimation. Estimation search ellipses were aligned along the veins and were based on continuity analysis. Grade control composites were used in the estimates but were restricted in their influence. Mineral Resources as reported are within a pit shell generated using a gold price of $1,500 per ounce and all other current costs and recoveries.

Specific gravity of in situ material has been measured from drill core samples collected from resource drilling, with periodic sampling of rock samples collected during mining. Specific gravity of ore material varies from 2.37 to 2.55 with measurements completed using the water displacement method with a wax-coated rock sample. A 20% swell factor is assumed to convert in situ specific gravity values to stockpile values.

Indicated Mineral Resources as of December 31, 20141,2,3,5

Region	Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Indicated Resources – Open Pit
Masbate South	Main Vein Group	73,600,000	1.00	2,362,000	73,500
	Old Lady	3,920,000	0.99	124,000	3,900
	Blue Quartz	2,470,000	1.04	82,000	2,600
Subtotal – Masbate South		80,000,000	1.00	2,569,000	79,900
Masbate North	Colorado	18,890,000	0.91	550,000	17,100
	Montana/Oregon	2,950,000	2.05	194,000	6,000
	Pajo	6,280,000	0.80	162,000	5,000
Subtotal – Masbate North		28,120,000	1.00	906,000	28,200
Subtotal Indicated – Open Pit		108,120,000	1.00	3,475,000	108,100
Stockpiles
High Grade Stockpiles		970,000	0.84	26,000	800
Low Grade Stockpiles		22,150,000	0.55	392,000	12,200
Subtotal Indicated – Stockpiles		23,120,000	0.56	418,000	13,000
Total Indicated Resources – Open pit and Stockpiles		131,240,000	0.92	3,893,000	121,100

Inferred Mineral Resources as of December 31, 20141,2,3,4,5

Region	Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Masbate South	Main Vein Group	5,790,000	1.27	237,000	7,400
	Old Lady	260,000	0.79	7,000	200
	Blue Quartz	120,000	0.88	3,000	100
Subtotal – Masbate South		6,170,000	1.25	247,000	7,700
Masbate North	Colorado	2,160,000	0.96	67,000	2,100
	Montana/Oregon	450,000	1.50	22,000	700
	Pajo	1,000,000	0.94	30,000	900
Subtotal – Masbate North		3,610,000	1.02	119,000	3,700
Total Inferred Mineral Resources		9,780,000	1.16	366,000	11,400

Notes:

(1)	Mineral Resources are reported inclusive of Mineral Reserves.
(2)	Mineral Resources are reported above variable cutoff gold grades depending oxidation state and are constrained by a pit shell using a gold price of $1,500 per ounce.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)

Due to the uncertainty that may be attached to Inferred Mineral Resources it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category as a result of ongoing exploration.

(5)	Mineral Resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mining Operations and Production

The Masbate Mine is an open pit mine that is projected to produce up to 200,000 ounces of gold annually over the current mine life of 15 years, with the potential to extend beyond current projections given the exploration upside. The ore is processed through a standard CIP cyanide leach circuit. The plant consists of a single toggle jaw crusher, a 6 megawatt SAG Mill and two 3.6 megawatt ball mills. Tailings are disposed of in an engineered dam two kilometres from the processing plant. Gold is produced in dore bars and shipped to a refinery for sales.

The SAG mill at Masbate Mine was shut down and replaced with a new SAG mill in the second quarter of 2014. By the end of the third quarter of 2014, the process plant was achieving designed throughput and running consistently. In the fourth quarter of 2014, the new SAG mill operated at reduced power consumption, but with good throughput because of the soft oxide material being processed. In January 2015, we completed final remediation works including a change of SAG mill bearings and installation of a locking plate. The SAG mill is now fully operational.

Production for the year ended December 31, 2014 was 186,195 ounces of gold. Following the successful commissioning of the secondary crushing circuit, a further optimisation study was commenced to further determine alternatives to the expansion plan that would utilise existing crushing and grinding equipment.

The Masbate Mine is projected to produce approximately 170,000 to 180,000 ounces of gold in 2015 at operating cash costs of approximately $740 to $775 per ounce.

Exploration and Development

Total budgeted 2015 capital costs at the Masbate Mine are $34.3 million with sustaining capital costs totalling $24.3 million, consisting of capitalized stripping costs, land purchases and continued mine infrastructure development for low grade and waste placement with the balance being general mine infrastructure and equipment. In addition, we have budgeted non-sustaining/development capital costs of approximately $10 million in 2015 for additional leach tanks to optimize retention time and related gold recoveries.

The Masbate exploration budget for 2015 is approximately $5.4 million including 13,100 meters of drilling. The program includes further drilling in the Pajo area and in the Dabu underground target. Our geological team believes there is good potential to increase the Masbate Mineral Reserves and Mineral Resources with additional exploration drilling.

La Libertad Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua” dated March 24, 2015 prepared by Donald E. Hulse, P.E. and William J. Crowl, MMSA of Gustavson Associates, LLC and Deepak Malhotra, Ph.D. (the “Libertad Technical Report”). For a more detailed overview of La Libertad Mine, please refer to the Libertad Technical Report, which is available on SEDAR at www.sedar.com.

Property Description and Location

La Libertad Mine is located approximately 110 kilometres due east of Managua, the capital city of Nicaragua and 32 kilometres northeast of Juigalpa. The property is situated near the town of La Libertad in La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. We, indirectly through our subsidiary, Desarrollo Minero de Nicaragua S.A. (“Desminic”), hold a 100% interest in one exploitation concession covering 10,950 hectares, granted on September 6, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0% royalty on gross production revenues payable to the government of Nicaragua. In addition, we hold an additional exploration concession, Extension Cuernos de Oro, which covers 1,196 hectares of the potential extension of a mineralized structure northwest of the exploitation concession. The exploitation and exploration concessions form one contiguous block.

La Libertad Mine is also subject to a royalty interest granted to Inversiones Mineras S.A. (“IMISA”), a holding company formed to represent unionized mine workers in Nicaragua, equal to 2.0% of the value of total production of gold and silver from La Libertad exploitation concession. In Nicaragua, the government is entitled to an ad-valorem tax over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable at the time, the amount paid as ad-valorem tax is applied as a direct credit against corporate income tax. The total royalty payable on La Libertad Mine production is 5.0% . In addition, under Nicaraguan law, small scale or artisanal miners have the right to exploit secondary veins up to a total surface area that may not exceed 1% of the total area granted under a concession. Artisanal mining activities continue on the concession.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the La Libertad property is 201 kilometres by paved road from Managua to Juigalpa, the capital city of the Department of Chontales. From Juigalpa, a newly paved road (paver stones) leads northeast for 30 kilometres to the town of La Libertad. Access to the mine site is along a five kilometre, secondary unsurfaced road that originates at the entrance to the town of La Libertad. In total, La Libertad Mine is 236 kilometres from Managua.

The most salient climatic characteristic of the region is pronounced wet and dry seasons. The wet season occurs in May through to November, with the highest precipitation occurring usually in June, July and August. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Statistical records indicate an annual average rate of evaporation of approximately 2,050 millimetres, higher than the average annual precipitation of approximately 1,876 millimetres. The highest monthly evaporation rates of approximately 235 millimetres coincide with the driest and hottest months (March and April).

The area is characterized by hilly terrain ranging in elevation from 400 metres to 835 metres above sea level. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 metres above sea level. La Libertad Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 metres above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 metres above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

Most of the non-professional staff at La Libertad Mine come from the surrounding towns in the area. The town of La Libertad, some five kilometres by an unsurfaced secondary road, has a local population of just over 9,000. Several other small towns are located within close proximity of La Libertad Mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at La Libertad Mine is imported. The transportation network is well established.

History

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March 2007 totalled 6.7 million tonnes, at a grade of 1.66 g/t of gold, producing 207,000 ounces.

Ownership of Desminic, our subsidiary that holds the mineral title, passed through several companies as a result of mergers and acquisitions, until July 6, 2006, when Central Sun purchased a 100% interest in La Libertad Mine. In May 2007, a scoping study was completed following test work and a study of the potential for conversion of the heap leach process to conventional milling. Results of the study were positive and open pit mining was halted in March 2007 in order to proceed with the process upgrade. In August 2007, Central Sun commissioned a Feasibility Study and investigated sources of mill equipment. We acquired Central Sun on March 26, 2009 and completed the construction of the mill in the fourth quarter of 2009 and commenced ore processing at La Libertad Mine on December 15, 2009.

Geological Setting

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

At La Libertad Mine, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. The bulk of known gold mineralization at La Libertad Mine is contained within vein sets along two parallel trends separated by approximately 500 metres. The Mojón-Crimea Trend is nearly four kilometres long, strikes 65° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200 metres to 250 metres. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 metres to 70 metres for an average of 15 metres, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 metres. The Santa Mariá vein averages 10 metres wide and is approximately 450 metres long. The Santa Maria and Esmeralda Vein have been mined out. The San Juan vein zone extends for approximately 1,000 metres along strike and is located five kilometres south of the plant. This vein zone averages approximately 3.4 metres wide and has been drill tested to a depth of 170 metres.

Exploration

Exploration in 2012 at La Libertad Mine area focused on the Jabali infill program and drilling mine related targets. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth.

The 2013 exploration campaign at La Libertad Mine focused largely on mine related drill testing of potential underground targets below the Mojon open pit, Jabali Antenna and the Santa Maria open pit.

At Mojon, a total of 13 holes were drilled for 3,422 metres on three main underground areas below the current resource pit, and these will be followed up with definition programs during 2014.

At Jabali Antenna, a similar program was initiated with a total of 10 holes drilled for 3,104 metres. The target for this program was the down plunge extension of the main Antenna shoot where historical drilling and underground exploitation indicated potential for good gold grades. The highlights of this drilling program are holes JB13-418 with 103.8 g/t gold over 1.5 metres true width, JB13-418 with 10.67 g/t gold over 3.1 metres true width just 7 metres deeper and JB13-410 with 5.72 g/t gold over 5.89 metres true width.

The 2014 exploration program at La Libertad Mine included resource drilling at Mojon and continued exploration on a number of regional targets. The focus of exploration drilling was directed towards mainly brownfields drilling and evaluation of regional targets in search for more open pit feed for the mill. A total of 58 diamond drill holes were completed for 8,250 metres on 4 target areas. These included the Mojon structure where 32 holes drilled were completed in an area below the design pit to examine grade continuity and geotechnical properties of the vein for consideration of extracting remaining material by underground methods. Other targets drill tested include the Los Angeles, Calvario and Mestiza vein structures.

Mineralization

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 microns in diameter. Average grain sizes are 3 microns to 15 microns in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 metres below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Drilling

In 2012, we continued exploration with the focus on the Jabali infill program and drilling mine related targets. Results from this program include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width. Additional drilling within the Inferred Mineral Resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined Indicated and Inferred Mineral Resource.

During 2013, we completed a total of 7,405 metres of drilling in 32 holes. The majority of the drilling was completed over the Mojon, Jabali Antenna and Santa Maria vein structures looking for high grade underground extensions to the known Reserve and Resource mineralisation. A five hole, 413 metre, drill program was completed on an exploration target called Calvario, along strike for the known San Juan resource.

In 2014, we completed a total of 8,250 metres of drilling in 58 holes. The program consisted of predominantly resource drilling on the Mojon high grade underground targets and some exploration on regional targets.

Sampling and Analysis

Core is moved from the drill site to a covered core handling facility located at La Libertad Mine. Geologists check depth intervals and box numbering, log and photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (“RQD”), sample intervals, colour, grain size, alteration, and lithology.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 centimetres and range up to 1.5 metres in less-altered material. Once marked, intervals are assigned a unique sample number and are cut longitudinally by a diamond core saw. One half of the cut core samples are placed directly into a plastic sample bag, which is marked and sealed for transport to the laboratory. The remaining half core is returned to the core box for storage at La Libertad Mine site.

Security of Samples

External check assays were sent to ALS in Vancouver, British Columbia. Independent reference standards were inserted in all sample batches at the rate of one standard per 40 samples.

Drill core and spent-ore material are transported to the on-site laboratory by our personnel. All sample preparation and analysis is done in the on-site laboratory under direct supervision of an experienced metallurgist. Drill core is stored at the mine site in either an open yard or a drill core logging facility. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public.

Mineral Reserves and Mineral Resources

The December 31, 2014 Mineral Reserve and Mineral Resource statement for La Libertad Mine was compiled and verified in March, 2015 by Donald Hulse VP of Mining for Gustavson Associates, LLC and a Professional Engineer in the State of Colorado and a Qualified Person as defined under NI 43-101. The estimates reflect a 100% interest in La Libertad Mine.

Mineral Reserves as of December 31, 2014 are reported within design pits above a cut-off grade based on a gold price of $1,300 per ounce. Mineral Reserves are reported on four vein targets plus remaining previously processed heap leach material referred to as “spent ore”. Mineral Reserves are fully diluted and 100% attributable to B2Gold. The overall decrease in Mineral Reserve ounces from reporting at December 31, 2013 to December 31, 2014 is largely due to mining depletion. The depletion in Mojon Reserves is offset partially by the increase in the Mojon West pit. Two open pit zones, Crimea and Santa Maria were mined out during 2014.

Attributable Probable Mineral Reserves 1,2,3,4,5,6

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	910,000	1.51	44,000	1,400
Jabali Central	2,160,000	2.74	190,000	5,900
Jabali Antenna	500,000	4.20	68,000	2,100
Spent Ore	4,370,000	0.87	122,000	3,800
Total	7,940,000	1.66	424,000	13,200

Notes:

(1)	Mineral Reserves reported at a $1,300 per ounce gold price within design pits.
(2)	Cut-off grades and design pits based on 2015 budget costs.
(3)	Mineral Reserves reported are fully diluted. The amount of dilution applied varies by deposit.
(4)	Mineral Reserves are reported above a cut-off grade of 0.69 g/t gold for Mojon, cut-off of 0.76 g/t gold for spent ore and 0.84 g/t gold for Jabali Central and Jabali Antenna.
(5)	The mining permit for Jabali Antenna is expected to be granted in the second quarter of 2015.
(6)	Mineral Reserves numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

La Libertad Mine Mineral Resources as of December 31, 2014 are shown in the tables below. Mineral Resources are reported inclusive of Mineral Reserves. All Mineral Resources considered for open pit mining are constrained within pit shells using a gold price of $1,500 per ounce and reported above variable cut-off grades ranging from 0.60 to 0.73 g/t gold. Mineral Resources considered for underground mining are reported above a cut-off grade of 2.4g/t gold.

Attributable Indicated Mineral Resources 1,2,3

Vein structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit – Indicated
Jabali Antenna	1,330,000	4.57	195,000	6,100
Jabali Central	1,980,000	3.01	192,000	6,000
Mojon	2,090,000	2.10	141,000	4,400
Subtotal – Open Pit – Indicated	5,400,000	3.04	528,000	16,400
Subtotal – Spent Ore – Indicated	4,370,000	0.87	122,000	3,800
Total Indicated Resources – Open Pit and Spent Ore	9,770,000	2.07	650,000	20,200

Attributable Inferred Mineral Resources 1,2,3

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit – Inferred
Jabali Antenna	420,000	3.38	46,000	1,400
Jabali Central	450,000	3.09	45,000	1,400
Mojon	180,000	2.41	14,000	400
Los Angeles	210,000	2.57	17,000	500
Subtotal – Open Pit – Inferred	1,260,000	3.01	122,000	3,800
Subtotal – Spent Ore – Inferred	2,440,000	0.70	55,000	1,700
Total Inferred Resources – Open Pit & Spent Ore	3,700,000	1.49	177,000	5,500
Underground
Jabali Antenna	1,090,000	4.72	166,000	5,200
Jabali Central	620,000	3.28	65,000	2,000
Mojon	500,000	3.79	61,000	1,900
San Juan	210,000	6.13	42,000	1,300
Subtotal – Underground – Inferred	2,420,000	4. 28	334,000	10,400
Grand Total – Inferred Resources	6,120,000	2.59	510,000	15,900

Notes:

(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)

All open pit Mineral Resources for Libertad are reported within $1,500 per ounce gold pit shells and above various cut-off grades, 0.73 g/t for Jabali, Antenna and Central zones, 0.65 g/t for Los Angeles and 0.60g/t for Mojon. Underground Mineral Resources for Jabali and Mojon are reported outside resource pit shells and above a cut-off grade of 2.4 g/t gold. San Juan Mineral Resources are reported outside the area of small miner activity and above a gold cutoff grade of 2.4 g/t/. Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resources as a result of continued exploration.

(3)	Mineral Resources numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mineral Resources reported here for December 31, 2014 are noticeably different from the previous year’s disclosure, dominantly due to reporting Mineral Resource inclusive of Mineral Reserves.

Mining Operations

La Libertad Mine was historically a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Following our acquisition of Central Sun in March 2009, we commenced construction at La Libertad Mine in order to convert the processing facilities from heap leaching to conventional milling. We completed the conversion of La Libertad Mine and began processing ore on December 15, 2009, with the first doré bar being produced on January 5, 2010. In February 2010, La Libertad mill processed an average of approximately 3,900 tonnes of ore per day. The installation of a second ball mill, which was not included in the original plant design, was completed in August 2010 and the mine ramped up to 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010. As a result of a mill expansion completed in the second quarter of 2013, mill capacity increased by 10%. The mill averages 94% gold recovery.

Total production for 2014 from La Libertad was a record 149,763 ounces of gold. In the fourth quarter, 36,862 ounces of gold were produced. La Libertad Mine is projected to produce approximately 135,000 to 145,000 ounces of gold in 2015 at cash operating costs of approximately $605 to $635 per ounce.

Exploration and Development

La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 kilometres long and five kilometres wide mineralized system. La Libertad Mine area is the only segment of the district to have been explored at significant depth. Our land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at La Libertad Mine. We have received the mining permit for the Jabali central deposit and have commenced the shipping of Jabali ore to La Libertad mill.

Total budgeted 2015 capital costs at La Libertad Mine are planned to be $36.6 million with sustaining capital costs totalling $23.9 million, consisting of pre-stripping costs tailings pond expansion, underground mine development and a new pumping station and treatment plant. In addition, we have budgeted non-sustaining/development capital costs of approximately $12.7 million, mainly for the Jabali underground development, power line installation, land purchases and resettlement initiatives.

We plan to spend approximately $5 million in 2015 on an exploration program for a total of 13,100 metres of planned diamond drilling. The program comprises largely of brownfields drilling, including Jabali Antenna East infill drilling, Los Angeles open pit, Mojon underground potential and other targets to be developed. Regionally, La Libertad exploration program continues to generate targets within the mineral claim area.

Otjikoto Mine

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the technical report entitled “Independent Technical Report on the Otjikoto Gold Project” dated March 31, 2010 prepared by Mark Wanless, Pr.Sci.Nat. and Shaun Crisp, Pr.Sci.Nat. (the “Otjikoto Technical Report”) and the technical report entitled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013 prepared by, among others, Bill Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo., BSc., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr.Eng., FSAIMM, Guy Wiid, Pr.Eng., M.Sc., B.Sc. and Werner Petrick, BSc.Eng., M.Env.Mgt. (the “Otjikoto Feasibility Study”). For a more detailed overview of the Otjikoto Mine, please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description, Location and Ownership

The Otjikoto Mine is located approximately 70 kilometres northwest of the town of Otjiwarongo and 50 kilometres southwest of the town of Otavi within the Province of Otjozondjupa in the north-central part of the Republic of Namibia, approximately 300 kilometres north of Windhoek, the country’s capital.

On December 5, 2012, the Namibian Ministry of Mines and Energy (“MME”) granted Auryx Gold Namibia (Proprietary) Limited, later renamed B2Gold Namibia, the Otjikoto mining license, ML 169. B2Gold Namibia is owned indirectly 90% by B2Gold and 10% by EVI, a Namibian empowerment company. The mining license (“ML”) was granted in accordance with the Minerals (Prospecting and Mining) Act of 1992 (the “Namibian Minerals Act”) and covers an area of 6,933.99 hectares. The license is valid for a term of 20 years with expiry of December 4, 2032. The license can be renewed for a further 20 years upon application to the MME. The ML requires payment of an annual fee, development of a works program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Mine production is subject to royalties at 3% of net market value payable to the Namibian state.

The ML is situated within Exclusive Prospecting License (“EPL”) 2410. EPL 2410 covers an area of 47,919 hectares (inclusive of the ML) and is in good standing, with renewal for an additional two years granted by the MME on February 6, 2015. An annual fee of N$5,000 and filing of quarterly exploration reports with the MME and bi-annual environmental reports with the Ministry of Environment and Tourism (“MET”) are required to keep the license in good standing. Exploration is conducted under the terms of an ECC issued by the MET on June 20, 2002. The ECC was renewed by the MET on February 11, 2013. B2Gold Namibia holds one additional EPL in the Otjikoto area and ten EPL’s in other areas of Namibia.

In 2011, the farms Wolfshag, Otjikoto, Gerhardshausen and Okaputa Nord I were purchased and consolidated by Auryx Properties Holdings (Proprietary) Limited, later renamed as B2Gold Namibia Property (Proprietary) Limited (“B2Gold Namibia Property”). The ML and all proposed infrastructure are situated on the B2Gold Namibia Property farms. All of the permits required for production have been received.

The Namibian Minerals Act levies a royalty of 3% on the net sales of gold and silver. A value-added tax (“VAT”) of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is expected to be approved and the expected refund period is estimated to be two months.

Access, Climate, Local Resources, Infrastructure and Physiography

The Otjikoto Mine can be accessed off the main B1 road, a primary paved road from both the Otavi and Otjiwarongo directions. Otjiwarongo lies approximately 70 kilometres southwest from the Otjikoto Mine and Otavi is approximately 50 kilometres to the northeast and both are situated on the B1 highway. The Otjikoto Mine area is characterized by low rainfall with extreme temperature ranges and unique climatic factors influencing the natural environment and biodiversity. In general, the climatic conditions at the Otjikoto Mine site allow for year-round construction and mine operations.

The project benefits significantly from Namibia’s well established infrastructure with paved highways, a railway, power grids, and process water all close by. We own the surface rights of the farms on which the mining will take place through our subsidiary, B2Gold Namibia Property. There is more than sufficient surface area for the mine, waste dumps, plant, tailings pond, associated infrastructure and any other requirements for construction and operations.

The local topography is flat with a gentle slope towards the north-west with freely draining soils. The site is located at an elevation of 1,500 to 1,510 metres above mean sea level, just north of a local surface water divide. There are no well-defined surface water drainage features on the site and no major surface water flow or defined channel flow is expected other than local events after heavy rainfall. The greater part of the Otjikoto Mine area falls within the Tree and Shrub savannah zone, which is listed as the dominant vegetation type in central Namibia. There are no plant species of sufficient conservation concern in any of the above habitats and due to the relatively low sensitivity of the vegetation present no special mitigation measures are necessary.

Construction commenced at the Otjikoto Mine in the first quarter of 2013. Since the ground-breaking ceremony held on April 26, 2013, the team has placed over 1.3 million cubic meters of earth fill, over 20,000 cubic meters of concrete, and has worked over 3 million man-hours. On December 11, 2014, we announced the first gold pour had occurred at the Otjikoto Mine, ahead of schedule. The mill and mining offices were completed as well as the construction of all the other administration buildings. The planned mill expansion is expected to be completed in the third quarter of 2015. To date, the pit area has been de-bushed and stripped. The stripped topsoil (100,000 tonnes) from the mine and waste dump is stockpiled so that these areas can be re-vegetated after mine closure. In addition, the tailings impoundment has been constructed and lined.

History

A number of mineral companies have explored the area for base metals in the mid-1960s to the mid-1980s, including mapping and drilling, all with limited success. There is no recorded history of gold-focused exploration activity within or adjacent to the Otjikoto Mine until the deposit was discovered by Avdale Namibia (Proprietary) Limited (now B2Gold Namibia) in 1999 as the result of a base metal exploration program initiated by Anglovaal Mining Limited in 1995. Between 1999 and 2011, a series of operators completed numerous airborne and ground geophysical and geochemical surveys and drilled 305 rotary air blast, 458 reverse circulation and 624 diamond drill holes totalling 173,156 metres on the Otjikoto Mine.

Geological Setting

The Otjikoto deposit is located within the Damara Mobile Belt, which forms part of the Pan–African Mobile Belt system. The Damara Mobile Belt consists of two branches, one running approximately parallel to the present Namibian coastline, while the second branch strikes north-eastwards and is referred to as the “Intracratonic Branch”. Otjikoto is located within the northern portion of the Intracratonic Branch.

The Otjiwarongo-Otavi regional area is located in the Northern Central Zone and Northern Zone (“NZ”) of the Damara tectonostratigraphic zones. The Otjikoto exploration properties lie predominantly within the NZ. The edge of the Northern Platform is to the north of the property in the vicinity of Kombat Mine. The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group of the Damara Orogen. The Okonguarri Formation, of the Swakop Group, hosts the gold mineralization and is overlain and underlain by distinctive glacial diamictite horizons, the Ghaub and Chuos formations, respectively. The Okonguarri Formation is principally composed of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons.

Exploration

To date, mineral exploration work throughout the Otjikoto Mine has relied mainly on airborne and ground geophysical surveys to target drilling as the bedrock geology of the area is largely covered by 10 to 15 metre calcrete units. Most historic, regional exploration work focused on base metal exploration.

In September 2011, Auryx Gold Corp. (“Auryx”) discovered the Wolfshag zone, which occurs a few hundred meters to the northeast of the pit and was intercepted in five drill holes representing 400 metres of strike/plunge. Exploration work by B2Gold in 2012 was focused on the main Otjikoto deposit feasibility drilling but a limited exploration program was completed on the Wolfshag zone in 2012 with the zone extended to 950 metres strike length. An extensive drill program was conducted on the Wolfshag shoot in 2013 with the zone extended to 1,600 metres along strike to a depth of 625 metres below surface.

As described below, drilling on the Wolfshag zone continued in 2014 with the zone now traced for 1,750 metres down plunge to a depth of 650 metres below surface. The Wolfshag zone is open at depth down plunge to the southwest.

Mineralization

Gold in the main Otjikoto deposit is hosted by a NNE striking sheeted sulphide (+ magnetite) - quartz+carbonate vein system. The system has been traced over a strike length of 2.3 kilometres, to a depth of 475 metres below surface. The mineralized zones trend NNE, dip 20° to 30° to the SE and contain higher grade shoots which plunge at 10-15° to the SSW. The gold occurs in a series of thin (commonly less than 10 centimetres) sheeted veins in the schist and granofels of the Upper and Middle Okonguarri Formation.

The main Otjikoto gold deposit lithology has been divided into three lithostratigraphic units. The OTC albitite-hornfels unit hosts most of the mineralized vein system and is underlain by the 6 metres to 10 metres thick un-mineralized OTB calcitic marble. The albitized OTA fels (~30 metres thick), which hosts minor bedding-parallel veins with irregularly distributed gold values, occurs between the OTB marble and the footwall marble (~20 metres thick). The OTA fels and the OTB marble are part of the Middle Okonguarri Formation and the OTC is the basal unit of the Upper Okonguarri Formation.

Gold occurs within the vein system as coarse native gold with a size variation from 5 microns to 400 microns, with the median at about 100 microns. No specific location for gold has been noted. It has been observed adjacent to and within sulphides, along fractures, adjacent to and within garnets, within magnetite, on the edges of amphiboles and chlorite, and as free gold in quartz and carbonate.

The Wolfshag zone consists of a series of en-echelon stacked shoots within a thrust duplex complex situated below the OTB marble within albitized metasediments of the Middle Okonguarri Formation. Gold occurs associated with pyrite-calcite-magnetite veins and replacement zones.

Drilling

In 2012, a total of 199 holes for 26,000 metres, was drilled on the Otjikoto Mine. Feasibility drilling included 60 holes for condemnation of proposed infrastructure sites, 38 holes for collection of metallurgical test samples, 17 holes for geotechnical studies and the remainder as infill drilling and for geostatistical studies.

In 2013, a total of 134 drill holes for 23,602 metres, were drilled on the Otjikoto Mine. Drilling was focused on the recently discovered Wolfshag zone, where 80 holes were drilled totaling 20,920 metres. An additional 21 holes were drilled as infill in the main Otjikoto pit area and adjacent to the Wolfshag zone, to aid in mine planning. Four holes were drilled for condemnation of the revised waste dump area and 29 shallow holes were completed for civil engineering studies. Select significant recent results (uncapped) from the Wolfshag drilling include, WH13-103 with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold and WH13-098 with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold. The infill drilling provided the basis for reporting Inferred Mineral Resources for the Wolfshag zone as announced on January 22, 2014. The initial high grade Resource estimation for the Wolfshag zone indicates the potential for future expansion of gold production or possible increase in the mine life of the Otjikoto Mine.

In 2014, 111 drill holes totaling 29,800 metres were drilled on the Otjikoto Mine. Drilling was focused on the Wolfshag zone, where nine holes were drilled in the Wolfshag pit shell and a fence of six holes was completed south of the pit shell for evaluating geotechnical characteristics in support of future engineering studies. Select significant recent results (uncapped) from the Wolfshag drilling include, WH14-162 with 29.65 metres at 9.53 g/t gold, including 15.30 metres at 17.34 g/t gold and WH14-171 with 19.95 metres at 11.78 g/t gold, including 10.80 metres at 20.58 g/t gold. Infill drilling of the northern portion of the Wolfshag zone has been completed with the new holes increasing the drilling density to a spacing of 50 metres (along strike) by 25 metres (across strike). The southern portion of the Wolfshag zone was drilled to a 100 metre by 25 metre spacing. Additionally, detailed metallurgical test work was completed on a total of 2.5 tonnes of drill samples from the northern portion of the Wolfshag zone using the Otjikoto Feasibility Study optimized comminution, gravity and leach conditions.

Sampling and Analysis

RC drilling was employed for the Otjikoto Mine deposit evaluation sampling as part of the dataset used for Mineral Resource estimation of the main Otjikoto deposit. RC sample material was routed from the bit to the drill rods’ inner-tube and went via a hose to a cyclone. The one metre samples were split in half in a two-step process through a large riffler to achieve homogenization and Left (“L”) and Right (“R”) samples obtained. Each of these samples was again split in half through two smaller rifflers, producing four sub-samples (i.e. L1, L2 and R1, R2). The L1 and R1 samples are bagged in separate A3 size thick polyurethane bags and are transported to the core yard facility. The L2 sample is dry screened using a 2 millimetre sieve and the +2 millimetre sample placed in a clearly labelled 500 millilitre plastic bottle, which is transported to the core yard for additional detailed geological logging or retained as a reference sample. In the field, the R2 sample is wet screened using a 2 millimetre sieve and the +2 millimetre fraction logged for drilling control and geological information.

The diamond drill core is oriented and a low point-line placed on the maximum dip of the prevalent dip of the fabric. Minimum sample length is 30 centimetres for HQ and 40 centimetres for NQ sized core. The majority of the sampling on the project was done at one metre sample intervals with samples labeled according to hole number and depth of end of sample. In 2012, the protocols were revised with the sampling done based on geology and a numeric sample tag system was started with information on each sample marked in the detailed logs and the tag books, in addition to on the core and boxes, as a further check on sampling. Three to five metres of material is sampled above and below the mineralized zones and sampled continuously. In narrow mineralized zones, which are separated by more than three metres, a gap in the sampling is allowed. Sample start and end points are marked on the core and on the core boxes adjacent to the samples. A quarter split of core is done for field duplicates.

In 2013 and 2014, a program of systematic sampling for bulk density measurements was completed. Samples representing all lithologies are taken at regular intervals (every 25 metres). Pre-2013 drill holes were also sampled for density measurement.

QA/QC procedures have been in place since the start of the Otjikoto Mine. During the life of the project, the following external (geological) controls samples have been routinely inserted: (i) blanks for monitoring of contamination and sample mix ups, (ii) certified reference materials to monitor the accuracy of the laboratory, and (iii) duplicates to monitor laboratory precision. In addition to the geological QA/QC samples inserted and evaluated during the course of the project, the individual laboratories provide their internal QA/QC information with each Certificate of Analysis (“COA”) and, in the case of Genalysis, also as a laboratory quarterly summary QA/QC report. Monthly QA/QC reports are prepared documenting the laboratory performance.

Data was verified by the Qualified Person responsible for data verification throughout 2014, including a site visit. The Qualified Person reviewed geological data for the project, sampling density, drill collar and downhole survey information, current sampling and analytical procedures and related QA/QC program, SG determination procedures and data and the Mineral Resource model. Laboratory performance was reviewed by Tom Garagan through examination of monthly QA/QC reports. These reports provide documentation of the vetting of every COA and actions taken, tracking of the laboratory performance and verification of primary laboratory quality (biases) through comparison of external referee data.

Security of Samples

Only authorized drill and B2Gold personnel are allowed at the drilling sites. All RC samples are collected at the RC rig by our personnel and transported directly to our core yard in Otjiwarongo. Unloading of the core tube is controlled by the driller and site geologists. Checks are done at the site to ensure all core is placed in the boxes correctly prior to shipping. The drill geologist and senior personnel sign-off on the detailed daily drill reports at site and take possession of the core at that time. Core is transported directly to the secure Otjiwarongo core yard by our personnel. The Otjiwarongo core yard is surrounded by a security fence with the office and complex alarmed and monitored by a local independent security firm.

Sample shipments are controlled by our Exploration Operations and Database Managers. Transportation to the laboratory is done by an independent bonded courier company (ACT Logistics) with appropriate sign-off documentation accompanying each shipment at both shipping and receiving. Sample shipment damage, if any, is noted by the laboratory upon reception and our personnel immediately notified. Additionally, the laboratory immediately notifies us of any discrepancies between sample submittal information, shipment weights and samples received by the laboratory. Any issues are addressed before preparation of the samples start. All logged and sampled drill core is kept in the core yard or at the Otjikoto mine site core storage facility. Representative core intervals are missing for portions of holes used for metallurgical and geotechnical testing.

Mineral Reserves and Mineral Resources

The Mineral Resource and Reserve estimates for the Otjikoto Mine were prepared by our personnel under the supervision of Tom Garagan, P.Geo., Senior Vice President of Exploration in respect of Mineral Resources, and Peter Montano, P.E. (Colorado, USA), Senior Project Engineer in respect of Mineral Reserves, each a Qualified Person under NI 43-101.

Mineral Resources and Reserves are reported at a 90% ownership basis. The change in the Mineral Reserve estimate for the Otjikoto Mine since the estimate as of December 31, 2013 is due to mining depletion. Mineral Reserves are reported above a cut-off grade of 0.4 g/t gold within a design pit which has a stripping ratio of 5.59:1 (on a 100% basis). The life-of-mine plan, not including the proposed expansion referred to below, is estimated at approximately 12.5 years assuming a plant throughput of 2.5 million tonnes per annum. Plant commissioning is planned to have a ramp-up of 1.96 million tonnes per annum for the first year of production, 2.34 million tonnes per annum for the second year of production, and full capacity thereafter.

Attributable Probable Mineral Reserves 1,2,3

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Otjikoto Mine
Open Pit	25,460,000	1.43	1,167,000	36,300
Run of Mine Stockpile	590,000	1.35	25,000	800
Low Grade Stockpile	250,000	0.52	4,000	100
Total – Probable Reserves	26,300,000	1.41	1,196,000	37,200

Notes:

(1)	Mineral Reserves are reported at a gold price of $1,300 per ounce within a design pit and are fully diluted.
(2)	Attributable Mineral Reserves are reported based on a 90% ownership basis.
(3)	Mineral Reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Attributable Indicated Mineral Resources 1,2,3,4,5,6,7

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Indicated Resources – Open Pit
Otjikoto	28,680,000	1.43	1,321,000	41,100
Wolfshag	930,000	2.81	84,000	2,600
Subtotal – Indicated Open Pit	29,610,000	1.48	1,405,000	43,700
Indicated Resources – Stockpiles
Run-of-Mine Stockpile	590,000	1.35	25,000	800
Low Grade Stockpile	250,000	0.52	4,000	100
Subtotal – Indicated Stockpiles	840,000	1.10	30,000	900
Total Indicated Resources	30,460,000	1.47	1,435,000	44,600

Attributable Inferred Mineral Resources 1,2,3,4,5,6,7

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Inferred Resources – Open Pit
Otjikoto	2,030,000	0.99	64,000	2,000
Wolfshag	180,000	0.75	4,000	100
Subtotal Open Pit	2,200,000	0.97	68,000	2,100
Inferred Resources - Underground
Wolfshag	2,320,000	8.14	608,000	18,900
Total Inferred Resources – Open Pit and Underground	4,520,000	4.65	676,000	21,000

Notes:

(1)	Attributable Mineral Resources are reported based on 90% ownership basis.
(2)	Mineral Resources are inclusive of Mineral Reserves.
(3)	Open pit Mineral Resources for Otjikoto are reported above a cutoff grade of 0.40 g/t gold within a pit shell run defined by a gold price of $1,500 per ounce.
(4)	Open pit Mineral Resources for Wolfshag are reported with a $1,300 per ounce gold maximum NPV pit above a cut-off grade of 0.5 g/t gold.
(5)	Wolfshag underground Mineral Resources are reported above a 3.0g/t gold cutoff.
(6)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(7)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resource as a result of continued exploration.

Mineral Resources reported as of December 31, 2014 are inclusive of Mineral Reserves as compared to reporting resources exclusive of Mineral Reserves at December 31, 2013. This change in reporting accounts for the large apparent increase of Indicated Mineral Resources in this year’s reporting. Compared to December 31, 2013 reporting, there is a reduction in open pit Inferred Mineral Resources for Wolfshag which is a function of the lower price per ounce of gold used for pit generation this year. The 2014 drilling at Wolfshag shifted this zone from a target for open pit mining to underground mining.

The largest change to the Mineral Resource estimate since the December 31, 2013 statement is the addition of the updated Wolfshag resource as reported in our January 16, 2015 news release. During 2014, we drilled 111 holes totaling 29,825 metres in the Wolfshag zone area. Mineral Resources are reported within a resource pit shell based on a 0.5 g/t cut-off grade. Mineral Resources located below and down plunge of the shell are reported above at 3.0 g/t gold cut-off grade. Down plunge resources are still in the Inferred Mineral Resources category because the 2014 drill spacing was designed to evaluate the Wolfshag zone from an open pit extraction perspective using a drill spacing of 25 metres by 100 metres. As the majority of the Wolfshag zone is now envisioned to be mined by underground methods, additional drilling will be required to infill the resource to the Indicated Mineral Resources category (25 metre by 25 metre spacing). Engineering studies are under way to determine which portion of Wolfshag could be mined by open pit and which portion by underground mining. The Wolfshag zone is located below and to the east and northeast of the main Otjikoto deposit and has been traced for 1.75 kilometre down plunge.

Process and Metallurgy

Run-of-mine ore from the open pit operations will be delivered by 100 tonne trucks to the primary crusher. The ore will be fed to a crushing plant which consists of a gyratory crusher and conveyor system that feeds the coarse ore stockpile. Material will be reclaimed from the stockpile and treated in a grinding circuit which is comprised of a primary SAG mill and a secondary ball mill. The entire ball mill discharge stream will be treated in a gravity concentration circuit for recovery of coarse free gold. The gravity concentrate will be processed in an intensive leach circuit.

The gravity tailings product will be thickened to 45% solids and treated in a cyanide leach circuit. The leach product stream is pumped to a CIP circuit for recovery of gold in solution. The tailings stream from the CIP circuit is treated in a cyanide destruction circuit using the SO2/Air process, before being pumped to a lined tailing storage facility. Gold is recovered from the CIP circuit loaded carbon in a split Anglo-American Research Laboratories elution circuit. Gold solutions from the gravity intensive leach circuit and elution circuit are treated in an electrowinning process followed by smelting to produce dore bars. Average life-of-mine gold recoveries are estimated to be 95.6% .

Mining Operations and Production

The construction of the Otjikoto Mine was completed on budget and ahead of schedule in early December 2014. The planned mill expansion was commenced in December 2014 and is anticipated to be completed in August 2015. The diesel and water reservoir tanks have been erected and the construction of the Primary Crusher is complete. The shells of both the SAG and ball mills have been assembled in the milling area. Erection of the pre-leach thickener and the tailings thickener are in progress.

On December 11, 2014, we announced the first gold pour had occurred at the Otjikoto Mine, ahead of schedule. On February 28, 2015, the Otjikoto Mine achieved commercial production, ahead of schedule. We expect the Otjikoto Mine to ramp up to full production capacity by March 2015.

The current average annual production for the first five years is expected to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and, for the life of mine, approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

Production for the year ended December 31, 2014 was 7,159 ounces of gold. The Otjikoto Mine is expected to produce 140,000 to 150,000 ounces of gold in 2015, its first full year of operation, at operating cash costs of $500 to $525 per ounce. All ore in 2015 will come from the existing Otjikoto pit.

Once the planned mill expansion at the Otjikoto Mine is completed, which we expect will increase the annual throughput at the mill from 2.5 million tonnes of ore per year to approximately 3 million tonnes per year, we expect annual gold production to increase to approximately 200,000 ounces in 2016 and 2017. Commencing in late 2016, the Otjikoto Mine’s gold production is also expected to be enhanced by the development of the Wolfshag zone.

Exploration and Development

Based on the positive drill results from the Wolfshag zone to date, on January 22, 2014, we announced plans to expand the Otjikoto Mine in 2015, increasing ore throughput. The increased throughput will be achieved through the installation of a pebble crusher, additional leach tanks and mining equipment at a total cost of approximately $15 million. As the majority of the Wolfshag zone is envisioned to be mined underground, additional drilling will be required to infill the Mineral Resource to the Indicated Mineral Resource category (25 metre by 25 metre spacing). Engineering studies are under way to determine which portion of the Wolfshag zone could be mined by open pit and which portion by underground mining. We currently plan to commence open pit mining at the Wolfshag zone in 2016.

In 2015, sustaining capital costs for the Otjikoto Mine are planned to total $2.8 million. In addition, Otjikoto’s non-sustaining/development capital costs are budgeted to total $30 million in 2015, including $15 million for the mill expansion and $7.6 million for Phase 2 pre-stripping at the Otjikoto pit.

The 2015 exploration program around the Otjikoto Mine will include 18,700 meters in drilling to further test and infill the down plunge extension of the Wolfshag Mineral Resource and to commence testing the down plunge higher grade shoots at the Otjikoto Mine. The total exploration budget for 2015 is $5.7 million.

Other Principal Assets

Limon Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in: (i) the technical report entitled “Technical Report of Mineral Resources and Mineral Reserves, Limon Mines and Mestiza La India Areas, Nicaragua” dated March 14, 2009 and prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng. (the “2009 Limon Technical Report”); and (ii) the technical report entitled “Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua” dated March 31, 2008 and prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng (the “2008 Limon Technical Report”).

Property Description and Location

The Limon Mine property is located in northwestern Nicaragua approximately 100 kilometres northwest of Managua, the capital of Nicaragua. The property is readily accessed by paved highway and a 15 kilometer gravel mine road with a total road distance from Managua of 140 kilometres. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega. The Limon Mine property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in April 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. We are required to submit annual reports of its activities and production statistics to the government. Escalating annual surface taxes are payable to the Nicaraguan government for the Mina El Limon mineral concession. The surface tax rate was US$4.00 per hectare in 2009 and a maximum rate of US$12.00 per hectare was reached in 2012 and will be maintained through subsequent years.

We hold an indirect 95% interest in Triton Minera S.A. (“Triton”), which owns and operates the Limon Mine, and holds three other mineral concessions, all at an exploration stage. The remaining 5% of Triton is held by IMISA.

Triton directly owns or controls the surface rights for all of the property upon which the current mining, milling, tailings and related facilities at the Limon Mine are located. Triton also owns a portion of the surface rights for the properties. As required, Triton has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

RG Exchangeco Inc., a subsidiary of Royal Gold, Inc., holds a 3% NSR royalty on the gold production from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% ad valorem tax on gold production payable to the Government of Nicaragua, which is considered a deductible expense for purposes of computing corporate income tax.

Internacional de Comercial S.A. holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC (“Triton USA”), our indirect subsidiary that holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessed by paved highway and a 15 kilometre gravel mine road with a total road distance from Managua of 140 kilometres. There are three local villages, Limon, Santa Pancha and Minvah, with an aggregate population of approximately 10,000 people which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of the Limon Mine.

The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through April. The mean annual temperature is 27°C with an average annual precipitation of two metres. The mining operations are in an area of low to moderate relief with elevations from 40 to 300 metres above mean sea level and plenty of flat areas for mine infrastructure. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

History

Gold mining in the Limon district began in the 1850s and modern mining and exploration began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 200 tonnes per day and increased to 345 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

Geological Setting

Nicaragua can be divided into three major terraines. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

The Limon Mine, located along the eastern edge of the northwest striking graben, is within an area of low hills that is in contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the Limon Mine is covered by a thin layer of Quaternary to Recent deposits of volcanic ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies.

Exploration

The main focus of the exploration work on the Limon property to date has been drilling on the Santa Pancha 2 veins (Pozo #4 and #5) area, located one kilometre north of the current underground mining at Santa Pancha 1. The hanging wall structure at Santa Pancha 2 appears to be the best host to mineralization where average true widths between 2 to 15 metres were intersected.

Drilling in 2014 on the Santa Pancha 1 vein system helped establish continuity in an area that is planned to be mined in 2015. Results of significance include LIM 14-3884 that returned 73.34 g/t gold over 2.5 metres true width and LIM 14-3883 with 26.6 g/t gold over 1.7 metres true width.

Results of significance further north on the Santa Pancha 2 vein structure include LIM-14-3857 with 7.9 g/t gold over 3.95 metres true width and LIM 14-3854 that returned 5.2 g/t gold over 5.3 metres true width.

Drilling in 2014 completed on the Atravesada structure just east of the Veta Nueva vein returned encouraging results from drill hole LIM 14-3876 that returned 8.6 g/t gold over 2.7 metres true width. Atravesada will be further drill tested in 2015 to look at grade continuity within this vein structure.

Mineralization

Gold mineralization at the Limon Mine and northwestern Nicaragua is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep. To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from quartz vein and quartz vein-breccia deposits hosted in linear structural features and often accompanies minor pyrite and trace amounts of base metal sulphides. Gold is generally fine to very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins. Only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported. Mineral showings or deposits for other metals are not known in the area.

Three producing and past-producing vein systems account for almost all of the gold produced from the Limon Mine district; these are the Limon, Santa Pancha and Talavera systems. A large number of other weakly mineralized quartz veins have been identified and explored, some with minor development and production. The productive vein systems are approximately 1.0 to 2.0 kilometres long with vein widths from less than 1.0 metre to 25 metres. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

Drilling

The Limon Mine property drilling program that we carried out in 2012 consisted of 100 diamond drill holes totalling 16,538 metres. The program objectives were to look for near surface open pit resources (Babilonia, Mercedes, Aparejo) and test the northern portion of the Santa Pancha vein structure for un-mined segments of vein material on the Pozo #4 and #5 vein target. In addition, several verification holes were completed on regional vein targets to twin historic drill holes.

In 2013, we completed a total of 15,102 metres of drilling in 85 holes. The majority of the drilling was completed over the Santa Pancha vein structures on the northern portions of the Pozo #4 and #5 areas. This was largely resource infill drilling and utilized the greater portion of the drill budget in 2013. The Mercedes – Aparejo structures were tested for open pit targets and two holes were drilled in the Loma Sola area, the potential eastern extension of the Talavera structures under cover.

The 2014 exploration program at the Limon Mine focused largely on underground infill drilling. A total of 60 drill holes was completed for 10,900 metres. The program consisted of infill drilling along the Santa Pancha 4 (Pozo #4) structure to sufficient drill spacing to allow preliminary mine planning. Some drilling was also carried out on the Pozo #2 area of the Santa Pancha vein. Some reconnaissance drilling was carried out on the Talavera area with limited success.

Sampling and Analysis

Materials sampled for Mineral Resource and Mineral Reserve estimation include drill core and underground workings. Drill core recovery at the Limon Mine is generally very good. Mineralized drill core intervals to be sampled are identified and marked by a geologist using visual indicators such as quartz veins, silicified breccias, silicified rock and other altered zones. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into un-mineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

Underground development workings that expose mineralized veins are routinely mapped and sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist. Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes, or supervises the taking of, all samples.

Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

Security of Samples

Exploration drill and trench samples are prepared at the Limon Mine laboratory. We employ stringent QA/QC procedures, including the insertions of certified standards, blanks and duplicates approximately every 20-25 samples. Pulverized drill and trench samples were shipped to Canada and assayed at ALS Chemex in North Vancouver, British Columbia.

Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of underground sampling. One or more times per shift all drill core from surface and underground drill holes is taken by authorized personnel from the drill rigs directly to a secured core logging and sampling area located within the guarded area of the mine property. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory. Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Mineral Resources

The December 31, 2014 Mineral Reserves and Mineral Resources estimates for the Limon Mine were completed by our personnel under the supervision of Kevin Pemberton, P.E. (Florida, USA), Chief Mine Planning Engineer for Mineral Reserves, and Brian Scott, P.Geo., Vice President, Geology and Technical Services. Each is a Qualified Person as defined under NI 43-101.

Mineral Reserves and Resources are reported at a 95% ownership basis. Mineral Reserves as of December 31, 2014 are reported for the Santa Pancha and Veta Nueva vein structures. The Santa Pancha structure contains approximately 85% of the reported Mineral Reserve ounces.

Mineral Reserves at the Limon Mine decreased from the December 31, 2013 estimate of 265,000 ounces of gold to 216,000 ounces of gold as at December 31, 2014. The decrease in Mineral Reserves is attributed to mining depletion during 2014, reporting Mineral Reserves at a lower gold price, applying a 5% gold loss to the Mineral Reserves and a modified stope design with added dilution based on 2014 mining practices. There is a small reduction in the Veta Nueva Mineral Reserve due to the application of 5% ore losses during underground mining.

Attributable Probable Mineral Reserves 1,2,3,4,5,6,7

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Underground
Santa Pancha 1	710,000	4.86	110,000	3,400
Santa Pancha 2	490,000	4.80	75,000	2,300
Veta Nueva	180,000	5.28	30,000	900
Total Probable Reserves	1,370,000	4.89	216,000	6,700

Notes:

(1)	Mineral Reserves reported at a $1,300 per ounce gold price within design pits.
(2)	Cut-off grades and optimized design pits based on 2015 budget costs.
(3)	Mineral Reserves reported are fully diluted and average approximately 30% dilution.
(4)	Mineral Reserves are reported above a cut-off grade of 3.11 g/t gold.
(5)	Mineral Reserves reported are based on 95% ownership.
(6)	Mineral reserves are reported including 5% ore losses encountered in underground mining.
(7)	Mineral Reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Attributable Indicated Mineral Resources 1,2,3,4,5

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Underground
Santa Pancha 1	1,110,000	5.37	191,000	5,900
Santa Pancha 2	1,110,000	5.48	196,000	6,100
Veta Nueva	320,000	5.28	54,000	1,700
Veta Nueva West	100,000	4.07	13,000	400
Total Indicated Reserves	2,630,000	5.36	453,000	14,100

Attributable Inferred Mineral Resources 1,2,3,4,5

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Underground
Santa Pancha 1	470,000	5.09	77,000	2,400
Santa Pancha 2	790,000	4.31	110,000	3,400
Veta Nueva	20,000	3.38	2,000	100
Veta Nueva West	10,000	3.39	1,000	40
Atravesada	290,000	5.46	51,000	1,600
Total Inferred Resources	1,580,000	4.73	241,000	7,500

Notes:

(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)	Underground Mineral Resources are reported above a cut-off grade of 2.7 g/t gold.
(3)

Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resource as a result of continued exploration.

(4)	Mineral Reserves and Mineral Resources reported based on 95% ownership.
(5)	Mineral Resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mineral Resources reported as at December 31, 2014 are noticeably different from Mineral Resources reported at December 31, 2013. This is primarily due to reporting Mineral Resources inclusive of Mineral Reserves this year, whereas Mineral Resources were reported exclusive of Mineral Reserves as at December 31, 2013.

Most of Limon’s Mineral Resources are located on the Santa Pancha structure, which is currently being mined by underground methods. Mineral Resource models for Santa Pancha 1 and Santa Pancha 2 were rebuilt in late 2014 / early 2015. For Santa Pancha 1, since reporting as at December 31, 2013, notwithstanding the difference in reporting basis, there is a small decrease in Indicated Mineral Resources and a moderate increase in Inferred Mineral Resources. The reasons for this are the addition of 15 drill holes (approximately 2,900 metres) located mostly in the upper levels of Pozo 8 and Pozo 2 and an updated resource model including major revisions to vein interpretations, gold grade estimation and resource classification. For Santa Pancha 2, the amount of ounces in Indicated Resource increased by approximately 25 percent and decreased a similar amount in Inferred resources. A total of 25 drill holes (approximately 6,942 meters) were added, mostly in Pozo 4 Central to the resource model update.

We are reporting an increase in Atravesada Inferred Mineral Resources, which is a function of computerizing old underground mining information that allowed an extension and update to the previously reported Mineral Resource estimate. The change in Veta Nueva between December 31, 2013 and December 31, 2014 is due to the change in reporting basis, where Mineral Resources are now reported inclusive of Mineral Reserves. Babilonia, Santa Emilia Sur and Veta Nueva open pits were mined out in 2014 leaving no reportable open pit Mineral Resources on these vein structures for the year ended December 31, 2014.

Mining Operations

The Santa Pancha vein system is the primary source for underground exploitation of ore. Access for underground mining at Santa Pancha is provided for by a ramp system that branches at the 90 metre level into both north and central ramps. The deepest level of the mine is at approximately 170 metres below surface. Two raises support the mine ventilation system and one of them also serves as an emergency escapeway. Future mining at Santa Pancha will require deepening the mine and expanding the mine along strike. Dewatering is a critical component of mining at Santa Pancha and pumps are currently working in two of the existing shafts to ensure that water levels are maintained at safe levels below the deepest workings. Continued deep development in Santa Pancha and improvements in this dewatering system represent a significant portion of the capital estimate for the next few years.

The Limon Mine mill is a nominal 1,000 tonnes per day CIP gold recovery plant. The mill through-put capacity increased to 1,200 tonnes per day in 2013 due to ongoing improvements made to the mill, and is currently operating at a through-put capacity of 1,339 tonnes per day. Run of mine ore is hauled by truck from small open pits (which are located within a radius between one and five kilometres from the process plant) and the Santa Pancha Mine (six kilometres from the process plant). Ore is stockpiled in front of the primary crusher or dumped directly into the 36-tonne capacity dump hopper feeding the jaw crusher. This stockpile is used to blend the various ore sources to maintain a consistent grade in the mill feed. The mill averages 92% gold recovery.

We reported gold production of 48,045 ounces in 2014. Production from the Limon Mine for 2014 and for each of the five previous years is as follows:

	Units	2014	2013	2012	2011	2010
Mill Feed	(‘000 t)	482	445	397	381	343
Head Grade	(g/t gold )	3.38	4.46	4.2	4.1	4.2
Recovery	(%)	91.6	91.42	91.19	90.0	88.7
Gold Recovered	(oz)	48,045	58,191	48,950	45,037	40,126

For 2015, the Limon Mine is projected to produce approximately 55,000 to 65,000 ounces of gold at operating cash costs of approximately $680 to $710 per ounce. The increase in budgeted gold production in 2015 over 2014 is the result of a return to normalized levels following the installation delays for a dewatering system that limited the access to higher grade ores in 2014.

Exploration and Development

Our exploration budget for the Limon Mine property for 2015 is approximately $4.2 million to fund approximately 9,400 metres of planned diamond drilling. The program largely comprises of brownfields drilling, including #8 shaft (Poza 8) infill drilling, Veta Nueva area underground resource drilling and some blue-sky potential to the west of the millsite. Regionally, our exploration teams continue to follow-up on extensions to the main vein systems and open pit potential up-dip of previously mined vein targets.

We plan to undertake sustaining capital expenditures at the Limon Mine in 2015 totaling approximately $20.2 million. Sustaining capital expenditures in 2015 will include underground mine development, tailings pond expansion and detox pond construction, mill equipment, underground mine equipment and additional pumping systems for extending underground mining areas in 2016.

Fekola Project

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “Fekola Gold Project, Mali, NI 43-101 Technical Report on Preliminary Economic Assessment” dated effective June 3, 2014 (the “Fekola Technical Report”) prepared by Tom Garagan, P.Geo, B.Sc., Bill Lytle, P.E., M.S. Nic Johnson, MAIG, Chris Kaye, FAusIMM, Don Tschabrun, SME RM, Guy Wiid, Pr.Eng and Stephanus Coetzee, Pr.SciNat.

The Fekola Technical Report also documents a Mineral Resource estimate update that was completed subsequent to the resource estimate that supports the preliminary economic assessment set forth in the Fekola Technical Report (the “Fekola PEA”). The updated Mineral Resource estimate was compared to the estimate that supports the Fekola PEA. The interpretations in the estimate that supports the Fekola PEA as to grade and geological continuity remain unchanged in the resource update. As a result, assumptions in the Fekola PEA have not changed in terms of their outcomes as their underlying assumptions remain reasonable.

Property Description, Location and Ownership

The Fekola Project is located within the Kayes Region, in southwestern Mali, on the western border of Mali with Senegal. The Fekola Project is situated about 210 kilometres south of Kayes and about 40 kilometres south of the city of Kéniéba. B2Gold initially acquired a 90% interest in Songhoi Resources SARL (“Songhoi”), the Malian holding company for the Fekola Project through our acquisition of Papillon in October 2014 and through a subsequent transaction in January 2015 with Mani SARL (“Mani”), whereby we purchased Mani’s 10% non-controlling interest in Songhoi. In connection with the purchase, the existing legal proceedings between the non-controlling interest shareholder and Papillon and Songhoi were terminated.

A 75 km2 mining lease (the “Exploitation License”) was granted to Songhoi for the Fekola Project on February 13, 2014 under permit number 0070/PM-RM. The Exploitation License is current for a 30-year term, expiring February 2044. A 3% royalty (mining tax) is payable to the Government of Mali once production commences and a 1.65% net smelter returns royalty is payable to a former owner of the Fekola project. There is an additional 3% tax on the sale of gold.

Upon the grant of an exploitation license, a holder of an exploitation license in Mali must take steps to create an exploitation company incorporated under the laws of Mali (the “Exploitation Company”). Upon the transfer of the Exploitation License to the Exploitation Company, we must contribute a 10% free-carried interest to the Government of Mali so that the new Malian company shareholding will be distributed as follows: 90% for B2Gold and 10% for the Government of Mali. The Government of Mali also has the option to purchase an additional 10% participating interest in the Exploitation Company. Creation of the Exploitation Company and finalization of the Malian Government’s participating interest is expected to be completed by June 2015.

All of the surface rights in the Fekola Project area are under the ownership of the Republic of Mali and have not been registered to any private entity. There are a number of small villages in the Exploitation License area, but there are currently no inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 metre buffer zone around the active blasting area. Previous farmers and other inhabitants have been re-located and compensation has been paid and there are no future payments or liabilities associated with the relocation effort. There are currently no inhabitants remaining in the no-go zone. Additional relocation requirements will be evaluated as part of our ongoing feasibility report update.

Access, Climate, Local Resources, Infrastructure and Physiography

The Fekola Project can be accessed by road from either Dakar or Bamako. From Bamako, it is approximately 480 road kilometres along the recently-completed Millennium Highway from Bamako to Kéniéba and then a further 45 road kilometres on unsealed roads from Kéniéba. Road access from Kéniéba to the site has recently been improved to fulfill part of our environmental impact assessment (“EIA”) commitments and to provide easy access for early works requirements and materials. A new access road is under construction which will avoid any potential conflicts with local villages and will ensure full access during extreme rain events. The construction of a new airstrip is planned as part of the early works program and will allow for charter flights directly to the project site.

The Fekola Project area is in the pre-Guinean climate zone, where the average rainfall is greater than 1,000 millimetres and may attain 1,200 millimetres, with a maximum of 85 days of rain and a rainy season lasting six months, from May to October, which is characterized by torrential rains. The temperatures in the region vary depending upon both latitude and season, with a mean annual temperature of approximately 28°C. Mining activities are expected to be conducted year-round. Exploration activities are generally curtailed from approximately July to September due to the rainy season.

The Fekola Project has limited existing infrastructure. Proposed infrastructure, including sources of water, power, and locations of potential tailings storage areas, waste disposal areas, and potential processing plant sites are described in the Fekola Technical Report.

The Fekola Project site is relatively flat, with a mean elevation above sea level that varies from about 125 to 140 metres. Various laterite plateaus rise approximately 30-40 metres above the surrounding landscape. The Falémé River occupies a meandering drainage to the south and west of the Fekola Project area.

History

Quartz veining in the Médinandi general area was first identified in 1953 by a French prospector at a prospect known as the Fadougou Main Zone, which is located about 3 kilometres to the north of the Fekola deposit. Work on the Médinandi Exploitation License has been conducted by Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc (“Central African”) and Papillon. Central African acquired an interest in the project in 2006. Central African’s interest in the Fekola Project was transferred to Colonial Resources Limited (now Papillon) in 2010.

Work programs have included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization (“IP”) geophysical surveys, airborne magnetic and electromagnetic (“EM”) surveys, soil, rock, and termite geochemical sampling, trenching, auger, rotary air-blast (“RAB”), air core, RC and core drilling, Mineral Resource estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and preliminary mining studies.

In 2012, a scoping-level study was performed, which indicated sufficiently positive economics under the study assumptions that Papillon proceeded with a pre-feasibility Study in 2013, prepared using assumptions and allowances in the 2004 Australasian JORC Code (the “2013 Report”). The 2013 Report was also required by the Government of Mali in support of conversion of the exploration permit to an exploitation license, and some of the supporting studies in the 2013 Report document were prepared in support of the Fekola Project environmental permit. The 2013 Report was completed in June 2013 and indicated positive project economics under the assumptions in the study. As a consequence, Papillon commenced more detailed engineering and technical studies, and undertook some preliminary site works in support of future project construction, including site-clearing activities.

Geological Setting

The Fekola deposit is hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali. It is considered to be an example of an orogenic gold deposit.

The Fekola deposit extent is nearly 4 kilometres long by 300 metres wide by 400 metres deep (vertical). A higher-grade shoot has been identified in drill core that plunges approximately 20° to the north–northwest and extends over 1,500 metres down plunge with variable widths from 10 metres to as much as 125 metres. In the deposit area, the deepest drill hole reached about 650 metres depth; outside the deposit area, drilling typically extends to about 120 metres depth.

The host rock succession is a bimodal sedimentary-volcanic succession that includes fine-grained siliciclastic rock (shales and siltstone), turbidites, mass flow deposits and carbonate rocks. A volcanic rock package occurs in the footwall of the sedimentary package. The entire sequence is tilted and dips moderately steeply (70° to 80°) in a westerly direction and is locally intensely altered. Graded bedding, soft-sediment deformation textures and cross bedding stratification indicate a normal layering of the sequence. The stratigraphic succession is possibly duplicated across a steeply west-dipping late-stage reverse fault termed the Fekola Fault. Host rock alteration is spatially correlated with the most intense alteration that is most commonly associated with strong gold mineralisation.

Exploration

A light detection and ranging (LiDAR) survey was undertaken in 2012 for the purpose of generating a contour map of the project area. Regolith mapping was undertaken to identify which portions of the tenure are covered by a lateritized insitu profile, as opposed to transported materials and alluvium, which would allow reliable soil sampling.

Soil geochemistry has proven to be an effective exploration tool in the search for gold mineralisation in areas of deep weathering and alluvial cover. In the early Papillon programs, soil samples were analysed for gold only. Recent geochemical work suggests that gold mineralisation may be associated with elevated tungsten, copper and possibly arsenic values; however, the use of these pathfinder elements requires further evaluation. Soil geochemical surveys have been completed in a number of phases with the initial focus around the Médinandi prospect and then extending out across the area of the Médinandi Exploitation License. The soil sampling surveys consisted of the collection of material from small pits that were typically excavated to 60 centimetres below surface on 80 metre by 160 metre spaced grid lines.

Termite mound and rock chip and grab sampling has also been performed within the Médinandi Exploitation License. A number of phases of geophysical surveys have been completed over the deposit and the exploitation license area, including in 2007, 2008, and 2010.

Some pitting and trenching was performed over the exploitation license during the legacy campaigns; however there is limited information on the programs. A total of 48 pits were excavated in 2013 as part of the geotechnical appraisal of the planned plant and tailings storage facility area and a further 62 geotechnical test pits were excavated in the same area during the first quarter of 2014. A number of petrographic descriptions have been completed in support of better lithological and mineralogical descriptions for the Fekola deposit mineralization and host rocks.

Mineralization

Mineralization is spatially associated with a segment of the Fekola Fault that strikes north–northwest to south–southeast over a distance of at least 3 kilometres, and which is known to be associated with lower-grade mineralisation further to the north and south of the main Fekola mineralised zone.

Mineralization at Fekola is essentially confined to a pervasively-altered rock and carbonate–quartz–pyrite vein stockwork system. The stockwork contains various vein morphologies, including straight and irregular millimeter-scale veins and veinlets, breccias, and boudinaged and sigmoidal vein arrays. Mineralization is also associated with disseminated sulphides within the alteration zone. Gold mineralization is preferentially associated with stringers of pyrite parallel to the foliation and in fine disseminated pyrite and minor amounts of copper sulphides (chalcopyrite) as the main sulphide phases. Tennantite ± tetrahedrite ± (trace) galena have also been observed. The total sulphide content of the deposit is typically less than 5%. The primary mineralization metal association is Fe–Cu–Au with minor associated antimony and tungsten. Arsenic grades are typically low.

Drilling

The working drill database dated June 11, 2014 focused on drilling undertaken by Papillon and its predecessor companies from January 2007 to June 2014. Within the database are a total of 1,355 RC drill holes (149,681 metres), 44 holes that commenced with an RC collar but were completed with a core tail (RC–DD) drill holes (13,520 metres) and 240 core drill holes (56,804 metres). RAB drilling (1,166 holes; 24,115 m), air core drilling (300 holes, 11,257 metres), and trenching (one trench, 150 metres) were completed as part of early exploration efforts and are not used in support of Mineral Resource estimates.

A total of 428 drill holes (80,969 metres) were available at the database cutoff date of January 15, 2013 that was used for the resource model supporting the Fekola PEA (the “Fekola PEA Mineral Resource estimate”). A total of 643 drill holes (127,148 metres) were available at the data cutoff date of August 5, 2013 for the Mineral Resource estimate update. Both estimates are based on RC, core, and core with RC pre-collar drilling data. The average core recovery is 97.2% for all drilling and is also 97.2% for holes completed within the Fekola deposit area. There does not appear to be a direct relationship between core recovery and gold grade for Fekola.

Drill collars for exploration drill holes are normally surveyed using a hand-held geographic positioning system (“GPS”) instrument. In the deposit area, drill hole collars are picked up using a differential GPS, which has an accuracy of ± 10 centimetres.

Depending on ground conditions, and the purpose of the drill hole, RC holes are typically surveyed at 30–50 metre intervals downhole, using a Reflex downhole surveying rod. Core holes are surveyed on the same approximate intervals, using the Reflex instrument.

Most of the drill holes at Fekola are drilled at -50 to -55° to the east (N90E) which intersects the main mineralized zone at a high angle. The higher-grade mineralisation strikes approximately north–northwest, is steeply dipping 70–80° to the west, and plunges shallowly to the north–northwest. In general, true thicknesses are 70 to 80% of the sampled length.

In 2014, B2Gold and Papillon drilled 27 diamond drill holes and 130 RC holes totalling 17,000 metres. Drilling targeted extensions to Fekola, metallurgy for Fekola and continuation drilling of the Menankoto Sud target.

Sampling and Analysis

The standard sample length for core, RC and trench samples is 1 metre. This was adjusted as appropriate for lithological contacts, structures, or alteration boundaries. Core was split, and one-half retained in core trays. The other half was labelled and despatched for analysis. RC samples were split three times in a riffle splitter, with one quarter of the sample sent for analysis, and the remainder retained. Soil samples were collected at 60-80 centimetres depth in soft ground, or as deep as was possible in lateritic duricrust. The average sample size was 3 kilograms; samples were sent to the laboratory as unprepared bulk samples. All Central African samples were bagged into large rice bags by Central African staff, and sealed. Transport of samples to the laboratory was also performed by Central African staff.

From January 2011 to June 2013, the primary laboratory was SGS Kayes, Mali; from November 2013 to date the primary laboratory has been SGS Bamako, Mali. The laboratories are not formally accredited. The main analytical method used for the samples sent for gold assay is fire assay. CRMs, duplicates and blanks are inserted at regular intervals in the sample chain to monitor laboratory performance.

A portable X-ray fluorescence instrument and workstation is used to reanalyse samples to obtain multi-element results for selected drill holes. For density determinations, the water immersion bulk density method was used as a standard procedure, except in the very near surface oxidised units, or where core is significantly porous, where the volumetric method was occasionally used.

A reasonable level of verification has been completed during the work conducted to date, and no material issues would have been left unidentified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

Security of Samples

Sample security measures practiced included moving of RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking of sample shipments using industry-standard procedures. The core storage is secure because Fekola is a remote camp, access is strictly controlled, and a B2Gold representative is always present in the camp.

Mineral Resource Estimate

The resource model was updated in August 2013, to incorporate additional drill data (the “Mineral Resource estimate”) completed since the Fekola PEA Mineral Resources estimate. The Mineral Resource estimate set out below was prepared by Nic Johnson, MAIG, a Qualified Person as defined under NI 43-101. The estimate base cases are highlighted in the tables. Additional cases which illustrate the sensitivity of the estimate to changes in gold cutoff grade are provided in the tables.

Attributable Measured and Indicated Mineral Resources as of August 5, 2013 1,2,3,4,5,6,7

Resource Category	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Measured Resources	53,060,000	1.89	3,224,000	100,300
Indicated Resources	22,230,000	1.94	1,387,000	43,100
Total Measured and Indicated Resources	75,290,000	1.90	4,611,000	143,400

Attributable Inferred Mineral Resources as of August 5, 2013 1,2,3,4,5,6,7

Resource Category	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Inferred Mineral Resources	6,180,000	1.69	336,000	10,500

Notes:

(1)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(2)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be converted to Indicated or Measured Mineral Resources as a result of continued exploration.

(3)	Estimates are reported for both weathered and fresh rock.
(4)

Mineral Resources are reported within a conceptual Lerchs-Grossmann pit shell that assumed the following parameters: gold price of $1,550/oz, 4 Mt/a throughput rate, a mining cost of $4.07/t, process costs of $19.40/t mill feed, metallurgical recovery of 92%, general and administrative costs of US$2.50/t mill feed, average pit slope angles of 46º in weathered material and 48.5º in fresh rock, mining dilution of 0%, assumption of 100% mining recovery, 6% royalty, and a discount factor of 10%.

(5)	The LG pit was run on MPR’s August 2013 0.6 g/t Au MIK grade model. All resource categories were considered in the pit run.
(6)	Figures have been rounded and totals may not sum.
(7)

Notwithstanding our current 100% ownership of the Fekola Project, the attributable portion of the mineral resource has been reduced to 90% to reflect the expected reduction in our ownership percentage in the Fekola Project upon the creation of an exploitation company and the 10% overall ownership percentage that will be attributed to the Mali Government in accordance to applicable laws.

The methodology used for the Mineral Resource estimate includes gold mineralization and weathering domain interpretations, capping, compositing, variography, Multiple Indicator Kriged grade estimation and resource classification criteria. An additional 215 drill holes were available at the time of the Mineral Resource estimate as compared to the Fekola PEA Mineral Resource estimate (however, only 56 of these holes (17,020 metres) are within the immediate Mineral Resource estimate limits). The holes drilled close to the limits of the Fekola PEA Mineral Resource estimate boundaries supported the interpretations in the Fekola PEA Mineral Resource estimate as to grade and geological continuity, and extended the known down-plunge mineralization extents.

Factors which may affect the estimates include:

  Variations in the assumptions used to generate the conceptual LG shell would also affect the estimate, including variations in the assumptions as to the gold price, operating cost, pit slope angles and metallurgical recoveries;
  Local changes due to faulting and more detailed modelling could result in discontinuities and offsets of mineralization;
  The approach used to cap high grades, in addition to the use of MIK estimation, limits the over-projection of high grade in the estimate; however, there remains some risk associated with the estimation of the higher grades present in the deposit; and
  If the production rate is increased, the SMU would likely be larger and therefore the block variance adjustments would require review.

Proposed Mine Plan

The preliminary mine plan for the Fekola Project is based on Measured and Indicated Mineral Resources. All material classified as Inferred Mineral Resource was considered waste material. Preliminary technical and economic considerations have been applied in this study. More detailed engineering studies are needed to enable reporting of Mineral Reserves. There is no certainty that the Fekola PEA based on these Mineral Resources will be realized.

The Fekola deposit will be mined by conventional open pit mining methods utilizing 90 tonne off-highway mining trucks and 16.5 metres3 hydraulic front shovels. The mine production schedule is based on delivering 4 Mt of mill feed material per year. It is anticipated that a mining contractor will be utilized to perform all mining functions consisting of blasthole drilling, blasting, loading and hauling, as well as road and pit maintenance functions.

Whittle pit shells were run to initiate the mine design process. These Whittle shells were checked by another mine planning software LG algorithm and found to be reasonable. A series of six pit stages were designed to produce a mine production schedule which would supply 4 Mt of mill feed material annually.

Although the economic gold cutoff grade was calculated to be 0.7 g/t, based on a cutoff grade strategy analysis, it was determined that raising the cutoff grade to 1.1 g/t generated a higher net present value (“NPV”) for the Fekola Project. Based on a gold cutoff grade of 1.1 g/t, the Fekola Project generates about 34 Mt of mill feed material at a gold grade of 2.73 g/t. Total material moved is estimated to be about 183.3 Mt.

The mined waste rock will be placed in one of three selected waste rock facilities located relatively close to the open pit. One of the waste rock facilities will act as a buffer to the Fadougou village.

The Fekola Project will utilize contractor mining rather than owner mining. The Fekola Project’s equipment productivity requirements were checked against the mine equipment fleet provided by the mining contractors and the comparison is such that the selected equipment is adequate to perform the necessary annual material movement requirements.

Process and Metallurgy

Two phases of metallurgical testwork were completed on Fekola Project samples during 2012 and 2013 and the ensuing data was used to form the basis of the design criteria for the proposed processing plant.

The process plant will consist of primary jaw crushing, primary SAG milling and secondary ball milling with gravity recovery, leach feed thickening, carbon-in-leach (“CIL”), elution and gold electrowinning, and cyanide detoxification circuits, with associated services and ancillaries.

The process plant has been designed to treat 4 Mt/a ROM material at an average grade of 2.73 g/t gold. The gold will be produced as doré bars ready for shipment to a refinery.

Testwork to better define metallurgical response and supply engineering criteria for improving the process plant design is ongoing. Metallurgical testwork to date shows a wide scatter of metallurgical recovery results. As such there is both risk and upside opportunity to the metallurgical criteria developed to date. Additional variability testing will improve confidence in metallurgical responses.

Metallurgical recoveries for gold are estimated to range from 89% to 93% on a pre-operational discount basis (86% to 90% on a post-discount basis). These recovery predictions are acceptable for a Fekola PEA level, however, there is insufficient testwork addressing sample variability to support a higher level of study. Also, the metallurgical recoveries show excessive scatter. Development of a geo-metallurgical model will improve confidence in the current predicted metallurgical recoveries.

Production Forecast

The results of the Fekola PEA show that the Fekola deposit will be a low-cost project with robust project economics. The base case Fekola Project presented in the Fekola PEA produces approximately 306,000 troy ounces of gold per year over a mine life of approximately 8.6 years.

Exploration and Development

Early construction activity commenced at the Fekola Project in February 2015. Assessment of initial construction equipment is complete and mobilization of key personnel, equipment and construction materials are currently underway. Early works construction that are planned include improvement of the existing national road between Kenieba and the site, construction of a new site access road, construction of an on-site airstrip designed to allow personnel to fly directly in and out of site, stockpiling of sand and gravel material from the local river, commencement of camp construction and commencement of excavations within the mill footprint.

We are also assessing and optimizing the feasibility work previously completed by Papillon. This includes completion of a new metallurgical testing program, reviewing the optimal grind size and throughput rate, optimal size and configuration of the mills, reviewing potential modifications to the process flowsheet, assessing the mine plan and potential use of mine contractors, reviewing HSE controls, power alternatives and general site layout configurations. Upon completion of these assessments, we plan to release an updated Mineral Resource estimate and revised Feasibility Study for the Fekola Project by the end of the second quarter of 2015.

The Fekola Project exploration budget for 2015 is approximately $5.6 million, including 19,300 meters of drilling at Fekola and targets around Fekola.

Kiaka Project

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “An Updated Mineral Resource Estimate on the Kiaka Gold Project, Burkina Faso” dated January 8, 2013 prepared under the supervision of Ben Parsons, MSc, MAusIMM (CP), of SRK Consulting (UK) Ltd., a Qualified Person as defined under NI 43-101 (the “Kiaka Technical Report”) and the technical report entitled “Kiaka Gold Project Prefeasibility Study” dated May 23, 2012 prepared by Jonathon Priest, SCPM, C.Eng., MIMMM, PMP, M.Eng, Andrew Carter, B.Sc., C.Eng., MIMMM, MSAIMM, SME, Laszlo Bodi, P.Eng., Richard Hope, C.Eng., MIMMM, Geoff Ricks, C.Env, FIMMM, PhD, Ben Parsons, MSc, MAusIMM (CP) and Ian Lloyd, BEng MSc CEng MIET, each a Qualified Person under NI 43-101 (the “Kiaka Prefeasibility Study”).

Property Description, Location and Ownership

The Kiaka Project is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 kilometres southeast of the capital Ouagadougou. The current exploration licence (the “Kiaka Licence”) for the Kiaka Project covers an area of approximately 184 square kilometres and is 100% owned by us (indirectly through our subsidiary Kiaka Gold SARL), subject to 10% participating interest held by GAMS–Mining F&I Ltd. (“GAMS”), a Cypriot company with local Burkinabe affiliates. This participating interest entitles GAMS, following the completion of a definitive Feasibility Study, to participate pro-rata in the development and construction of a mine. Pursuant to applicable mining law, when the project advances to development and production stage, an operating company will be formed with each Kiaka Gold SARL and GAMS contributing 9% and 1%, respectively, to the Burkinabe government’s 10% carried interest. Accordingly, upon commencement of the development and production stage we will hold an 81% interest in the Kiaka Project.

The Kiaka Licence was initially granted to Randgold Resources Limited (“Randgold”) in June 2004 for a three year term. At that time, the Kiaka Licence covered a total of 244 square kilometres. The Kiaka Licence was extended by Randgold for a further three years to June 17, 2010. Following Volta’s acquisition of the Kiaka property from Randgold, the Kiaka Licence was extended, subject to Volta releasing 25% of the area covered by the Kiaka Licence until June 17, 2013. On December 27, 2012, on confirmation from the Ministry of Mines and Energy for Burkina Faso, the Kiaka Licence was further extended for one year to June 17, 2014.

Currently a small artisanal mining claim of approximately 1 square kilometre is held over the Gomboussougou area in the southern portion of the Kiaka Licence. This artisanal claim is outside of anomalous gold values seen during Volta’s soil geochemistry programme. We assume that the small scale mining is currently valid, but due to its size and location well away from the main Kiaka deposit (the “Kiaka Main Zone” or “KMZ”) and potential site of infrastructure, we do not consider it a potential for conflict or risk.

Permits to explore in Burkina Faso are granted to companies for a period of three years and can be renewed for two subsequent three year periods subject to minimum work commitments and expenditures and, in the case of the second renewal, a 25% reduction in the area under permit. After these nine years, a company is obligated to submit a Feasibility Study and can then apply for a mining lease/permit. On March 13, 2014, we submitted a permitting study to the Ministry of Mines and Energy in Burkina Faso in connection with our application for a mining lease for the Kiaka Project. Public consultation and other requirements have been completed and we are now waiting for final approval of the exploitation license. The timing of this approval is unknown due to the recent change in Burkina Faso to a transitional government.

Recent political unrest in Burkina Faso has resulted in President Blaise Compaore leaving the country and the military assuming temporary control while a transitional government was put in place with the assistance of international organizations such as the African Union, European Union and the United Nations. The transitional government will remain in place until new democratic elections, scheduled for late 2015, are held. We have not experienced any material problems as a result of this event, and operations are normal at the Ouagadougou office and the Kiaka Project site. We continue to monitor the situation.

Access, Climate, Local Resources, Infrastructure and Physiography

The Kiaka Project can be accessed by road from Ouagadougou in approximately two hours, with good road for the majority of the distance. Ouagadougou is a city with modern services that has direct air service to Europe. The initial 100 kilometres from Ouagadougou to the Kiaka Project is on the N5, which forms the main access between Ouagadougou and the Ghana border at the town of Paga. The final 40 kilometres to the Kiaka Project consists of 20 kilometres of laterite gravel road and 20 kilometres of direct road of variable quality.

The last 20 kilometres of the journey can cause some accessibility issues during the rainy season (July to September), but in general the terrain is relatively flat and can therefore be accessed by four wheel drive vehicles. The Kiaka Project camp is situated at the southern portion of the property and is accessible for the majority of the year. Access to the northern portions of the property is limited during the rainy season and exploration as a tributary of the Nakambe River, also known as the White Volta, bisects the property and currently no bridges exist. However, all of the Mineral Resources defined to date occur south of this tributary and can be accessed year round.

A high voltage power line is located 20 kilometres north of the KMZ, which runs from a hydroelectric facility at the Barge Dam, located 35 kilometres from the property and servicing the national grid and Ouagadougou. Due to a general shortage of electrical power in Burkina Faso, we continue to review alternative options to better meet our electricity demands. Currently there is no communication system within the local area, but cellular telephones work intermittently within the Kiaka Project.

Local towns are relatively small and only provide basic provisions and most provisions and equipment, as well as skilled workers and general services, need to be sourced from Ouagadougou. Fuel can be obtained from local filling stations and we have an onsite bulk storage facility.

The climate of the region is sub-Saharan tropical, with warm, dry winters and hot, wet summers. Annual rainfall is in the order of 895 millimetres per annum with the majority coming during the wet season.

The local topography is generally flat with low hills ranging between 220 to 300 metres in elevation above mean sea level. The Nakambe River, which runs through the property and lies approximately 1.5 kilometers to the east of the KMZ, allows for processing and domestic water requirements to be met easily. The proximity of the river to the main orezone will require further studies as to the potential environmental impact of mining activities.

History

Volta purchased the exploration rights to the property from Randgold in 2009. No history of the Kiaka Project is known prior to the purchase of exploration rights by Randgold in 2004.

Geological Setting

The Kiaka deposit is geologically situated in a part of the principal West African gold producing area and is associated with the Paleoproterozoic rocks of the Birimian Orogeny. The Kiaka Project is located at the intersection of the Tenkodogo Belt and the Markoye Fault Zone. The latter is a regional structure along which gold deposits of economic interest have been located. Gold mineralization at the Kiaka Project is low grade and associated with a broad silica-biotite-chlorite alteration system. Sulphide mineralization comprises pyrrhotite (85%), fine pyrite (9%), and arsenopyrite (4%), found either as disseminations or contained within regional deformation fabrics. The sulphide content does not show a strong correlation with gold grade.

Exploration

Volta continued exploration with an aggressive drilling program and confirmed the mineralized widths defined by Randgold on the KMZ as well as significant intersections of the Kiaka Hangingwall Zone (“KHZ”) and KFZ zone. In addition, higher grade intersections could be defined within the KMZ which correlated to more specific and more intense alteration assemblages that could be traced from hole to hole and section to section. Between 2010 and January 2013, Volta produced a number of NI 43-101 compliant Mineral Resource estimates for the Kiaka Project, the most recent estimate being based on 1,240 holes for a total of 181,293 metres drilled since starting exploration in 2009.

In 2013, Volta focused its exploration program on the testing of prospects on the Kiaka permit with anomalous gold indications coincident with structures and lithologies that are comparable to those encountered in the Kiaka Central Area. Extensive auger drilling programs were carried out confirming the presence of near-surface gold mineralization and warranting further investigations. One nearby prospect (Niagrigre) was investigated by 1,258 metres of drilling.

In 2014, B2Gold focused its exploration program on drilling Inferred Mineral Resource to increase confidence to bring the area to the Indicated Mineral Resources category, completing a new geological interpretation of the deposit and continue evaluating regional targets within the claim area.

Mineralization

The Kiaka Project is hosted by amphibolites and quartz-mica schists of the Tenkodogo Greenstone Belt. There is thin transported surface cover and artisanal spoil and oxidation has affected only the upper 20 to 30 metres of the underlying geology. The deposit has been interpreted as a north striking shear bounded corridor within which gold mineralization is concentrated in sub-vertical curvi-planar structures. The KMZ varies from 50 to 260 metres wide and has a drill defined strike length of approximately 1.5 kilometres; it is flanked by the KHZ which comprises a number of sub-parallel mineralized structures some 2 to 20 metres wide. Drilling has confirmed that higher grade “mineralized bands” ranging between 5 and 50 metres wide extend with good continuity for 100 to 400 metres along strike and 50 to 200 metres down dip. These “mineralized bands” are hosted within a lower grade “halo mineralization” within a structural corridor that is 100 to 250 metres wide. The definition of these zones was based on cut-off grades of 1.0 g/t and 0.6 g/t respectively.

The mineralization within the corridor is subdivided by sub parallel striking, steeply dipping dykes and a shallower dipping, gently folded sill that shows significant presence throughout the deposit. The dykes described as Amphibolite units are present for up to 800 metres along strike and 100 metres to beyond 500 metres down dip, with a thickness ranging from 3 to 30 metres. The sill is continuous over 1 kilometre in strike and 500 metres down dip, showing a thickness that ranges from 5 to 20 metres. The deposit is slightly disrupted by a northwest-striking, shallow north-dipping fault, which has been modelled to assist in the assessment of the deposit continuity in this area. In relation to the centre of the deposit, the mineralization encountered to date does become weaker in the south, however remains relatively significant towards the north and this potentially prospective towards the northern strike extents.

Drilling

As at the end of 2012, Volta had drilled a total of 1,240 reverse circulation and diamond drill holes for a total of 181,293 metres on the Kiaka Project since it commenced exploration in 2009. Establishing suitable drilling platforms at the Kiaka Project is relatively easy due to the flat terrain and hard lateritic zones which cover the majority of the Kiaka Central Area and Kiaka South Area. Drilling has been done with both diamond drill and reverse circulation techniques, and, in certain cases, using reverse circulation in the upper portion with diamond tails below the water table.

In 2013, Volta drilled 17 RC holes for a total of 1,258 metres aimed at testing the nearby prospect of Niagrigre.

In 2014, B2Gold drilled 26 diamond drill holes for a total of 8,500 metres and 110 RC holes for a total of 10,700 metres. Drilling was predominantly focused on testing targets around the Kiaka claim and some metallurgic holes within the Kiaka main zone.

Sampling and Analysis

Mineral Resource estimation at the Kiaka Project is based on a combination of diamond core and reverse circulation drilling. Drill core recovery at the Kiaka Project is generally good. Mineralized diamond drill core intervals to be sampled are marked by geologists and split along the orientation marks. Once cut, geological logging is completed by a limited number of onsite geologists to ensure consistency in the use of logging codes. The Kiaka Project’s data base contains the relevant rock codes and lithology descriptions.

One half of the core is selected for analysis based on 1 metre sampling intervals. A default interval has been used at the Kiaka Project and sampling has not been completed according to lithological boundaries as the mineralization is believed to be more structurally controlled than lithological and therefore sampling across lithological boundaries should not significantly impact the analysis. Each sample is bagged and assigned a unique sample number with half of the core being sent to laboratories for assaying with the remaining half being archived at the Sample Logging, Preparation and Storage facility at the Kiaka Project camp.

Reverse circulation drilling has also been completed on 1 metre sample intervals with the entire sample being collected at the drilling rig prior to passing through a riffle splitter (1:2), one to be sent to the laboratory for processing and assaying, one to be stored as a field duplicate in the Kiaka Project camp.

Security of Samples

Various procedures are used to ensure sample integrity, including: staff supervision of the transport of all samples from drill sites to the Kiaka sample, logging, preparation and storage facility; geologist supervision of all splitting and sampling; all diamond cores are photographed to document samples; and all percussion and core samples are stored under cover in a secure yard.

Assaying for the Kiaka Project Mineral Resource estimate used SGS (Ouagadougou) and BIGS laboratories in addition to the ALS Chemex Laboratory in Ouagadougo. QA/QC procedures include the insertion of certified standards every 15 samples and field duplicates and blanks approximately every 25 and 10 samples respectively. The QA/QC procedures were deemed acceptable for the purpose of the Kiaka Project Mineral Resource estimate.

Mineral Resource Estimate

The Mineral Resource estimate set forth below was prepared by SRK Consulting (UK) Ltd. under the supervision of Ben Parsons, MSc, MAusIMM (CP), Principal Consultant, and a Qualified Person as defined under NI 43-101. Interpretations of mineralized zones defined by grade, alteration and veining were completed on cross section and built into three-dimensional solids models. The solids models were coded to blocks and used to control the Ordinary Kriged grade estimate.

The Measured and Indicated Mineral Resource estimate for the Kiaka Project is 153.26 million tonnes at a gold grade of 0.99 g/t for 4.862 million ounces of gold and Inferred Mineral Resources of 33.74 million tonnes at a gold grade of 0.93 g/t for 1.006 million ounces of gold, on a 100% basis.

Attributable Measured and Indicated Mineral Resources as of January 8, 20131,2,3,4

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Measured Resources
KMZ Main	10,260,000	1.58	521,000	16,200
KMZ Halo	17,050,000	0.79	432,000	13,400
Subtotal	27,310,000	1.09	953,000	29,600
Indicated Mineral Resources
KMZ Main	23,500,000	1.50	1,131,000	35,200
KMZ Halo	50,790,000	0.76	1,247,000	38,800
HW-FW- KUB Zones	21,060,000	0.76	513,000	15,900
Kiaka South	1,490,000	1.99	96,000	3,000
Subtotal	96,830,000	0.96	2,986,000	92,900
Total Measured and Indicated Resources	124,140,000	0.99	3,938,000	122,500

Attributable Inferred Mineral Resources as of January 8, 20131,2,3,4

Resource Category and Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Inferred Mineral Resources
KMZ Main	4,460,000	1.70	244,000	7,600
KMZ Halo	8,000,000	0.73	187,000	5,800
HW-FW – KUB Zones	14,810,000	0.80	380,000	11,800
Kiaka South	60,000	1.90	4,000	100
Total Inferred Resources	27,330,000	0.93	815,000	25,300

Notes:

(1)

Mineral Resources are reported above a cut-off grade of 0.40 g/t gold and within a pit shell run at a gold price of $1,400 per ounce, marginal operating costs of $11.89/tonne for processing and general and administrative expenses and gold recovery of 89.8%.

(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(3)

Attributable Mineral Resources are reported at 81% of the total Mineral Resource. Notwithstanding our current ownership percentage of the Kiaka Project is 90%, the attributable portion of the Mineral Resource has been reduced to 81% to reflect the expected reduction in our ownership percentage in the Kiaka Project upon commencement of construction and development and the 10% overall ownership percentage that will be attributable to the Burkina Faso government in accordance with applicable laws.

(4)

Due to the uncertainty that may be attached to Inferred Mineral Resources it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category as a result of ongoing exploration.

Process and Metallurgy

As part of the Kiaka Prefeasibility Study, an optimum open pit was designed with fixed dimensions of 860 by 1,360 metres to a depth 440 metres with a starter pit and a three-stage pushback phased mining plan. This plan anticipates average ore production of 33,000 tonnes per day and 10.3 year life of mine ore production of 126 million tonnes. A total of 373 million tonnes of waste rock will be stored in either low grade mineral waste dumps or grade strategic stockpiles adjacent to the open pit. Open pit mining operations will be conducted by conventional drill/blast and load/haul using 177 tonne ore and waste trucks and shovels on initial 12 metre benches for waste and 6 metre benches for exploitation of mineralized zones.

Extensive testwork was conducted in order to establish the process flowsheet. The results of this testwork indicated that SAG milling followed by CIP leaching would maximize gold recovery. Run of mine will be processed by a single closed circuit jaw crusher. The crusher product will be delivered by conveyor to a crushed ore stockpile that will feed two identical process trains incorporating SAG/ball milling and CIP leaching. The double train configuration, each capable of handling 50% of the process feed, will allow for phased plant construction and reduced initial capital investment. On completion of construction the twin train arrangement will also provide additional operational stability of a 50% downturn during times of campaign maintenance or unforeseen downtime.

The proposed mill plant is designed to operate 365 days per year and process 12 million tonnes of ore per year with an overall plant utilization of 95%. The SAG mills, which will be in closed circuit with an inline pebble crusher, will feed a ball mill in closed circuit with classifying hydrocyclones which will deliver material to the CIP leaching circuit at a rate of 4,542 cubic metres per hour. The mill circuit will feed two trains of 12 leach tanks followed by 6 carousel-type CIP pump cells, each pumpcell containing approximately 15 tonnes of carbon. One unit per carousel arrangement will be emptied approximately every two days. The carbon is then pressured stripped with 145°C caustic solution to re-dissolve the precious metals into a high grade pregnant solution which flows through six 3.54 cubic metres conventional electrowinning cells, in parallel. Each cell will contain 33 cathodes (stainless steel basketless) and 35 anodes (stainless steel punch plate) to produce cathodes suitable for direct smelting on site. The precious metal sludge which forms on the cathode is recovered as filer cake before being treated in an electric drying oven at temperatures up to 450°C for 10 hours. The dried and partially calcined sludge is then mixed with fluxes and fed to a diesel fired tilting induction furnace at a temperature of 1,050°C. Doré gold bars are subsequently cast into 25 kilogram molds and cleaned before being sampled.

Exploration and Development

Recognizing the near-term shift in gold prices, we believe it is prudent to review a lower risk development approach on a smaller scale utilizing a mining plan, which will result in a higher grade of ore processed. Accordingly, we will be reviewing existing data collected to date to review our options with the Kiaka Project in a lower gold price environment. This approach was used for a permitting study to advance the Kiaka Project to an exploitation licence, completed and submitted to the Ministry of Mines and Energy in Burkina Faso on March 13, 2014. The permitting study is based on processing 6.0 million tonnes per annum of higher grade ore at the plant while the lower grade ore is stockpiled, and uses a smaller pit that results in an improved ore to waste ratio. We have completed public consultation and other requirements and are now awaiting decisions and approvals by government agencies of applications for environmental and exploitation permits.

An updated Mineral Resource estimate is scheduled for completion in 2015 and will be used for a feasibility update that will be completed in late 2015 or early 2016. This study will be based on new metallurgical results, and will incorporate current economic conditions to determine the optimum project size, process criteria and mine schedule.

We plan to spend approximately $3.3 million in 2015, mainly for advancing the permitting study and exploration licence to an exploitation licence.

Other Properties and Interests

Gramalote Project

The Gramalote Project is located approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 80 kilometres northeast of Medellin, the regional capital of the Department of Antioquia. AngloGold Ashanti Limited (“AngloGold”) and B2Gold have a 51% and 49% interest, respectively in the Gramalote property. AngloGold is the manager of the joint venture project. The Gramalote Project area is covered by 17 contiguous claim blocks totalling 35,322.2 hectares. The claims presently include 16 registered concession contracts totalling 25,909.3 hectares and one integrated and registered mining concession contract totalling 9,412.9 hectares. The claims are registered, or are in the process of being registered, in the name of Gramalote (Colombia) Limited, the Colombian branch of Gramalote Limited that has been formed to hold all of the Gramalote mineral claims.

Mineral Resources for the Gramalote Project, which includes Gramalote Central, Monjas West and Trinidad zones, were estimated by Gramalote Colombia Limited, the operating company of our joint venture with AngloGold. Drill results through July 2013 were the basis of this Mineral Resource estimate. Mineral Resources as reported are the same as what we reported last year. Zones defining low, medium and high alternation and veining intensity and grade were interpreted on cross sections and linked into three-dimensional models. The final gold grades were estimated using Uniform Conditioning bench-marked to a 20 x 20 x 10 metre SMU size, this estimation technique is a change to the grade estimation methods used on previous models. An external audit by Quantitative Group of the 2012 resource model resulted in a major revision to the methods used for grade estimation and resource categorization. In 2013, an external review was completed on the estimation methods planned for use for the low grade zone at Gramalote Central.

Work in 2014 focused on advancing key prefeasibility activities including conversion of Inferred Mineral Resources into Measured and Indicated Mineral Resources in Gramalote Central, advancing the EIA study, maintaining support within the community and value-enhancing engineering, including optimizing mine planning and earthworks and metallurgical studies. A total of 7,160 metres in 18 holes was drilled at Gramalote Central with results up to 22 metres at 1.03g/t gold in hole GR-193 and 44 metres at 0.84g/t gold in hole GR-200.

The Mineral Resource estimate was prepared under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President, Geology and Metallurgy, AngloGold, and a Qualified Person as defined under NI 43-101.

Attributable Measured and Indicated Mineral Resources 1,2,3

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Measured Mineral Resources
Gramalote Central	14,210,000	0.79	359,000	11,200
Indicated Mineral Resources
Gramalote Central	48,540,000	0.59	919,000	28,600
Monjas West	2,290,000	0.55	41,000	1,300
Subtotal	50,830,000	0.59	960,000	29,900
Total Measured and Indicated Resources	65,040,000	0.63	1,319,000	41,000

Attributable Inferred Mineral Resources 1,2,3,4

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Gramalote Central	62,200,000	0.43	852,000	26,500
Monjas West	11,530,000	0.59	218,000	6,800
Trinidad	43,720,000	0.41	578,000	18,000
Total Inferred Resources	117,450,000	0.44	1,648,000	51,300

Notes:

(1)	Mineral Resources are constrained within a pit shell and reported above a cut-off grade of 0.15 g/t gold which was calculated using current project cost estimates and a gold price of $1,500 per ounce.
(2)	Attributable Mineral Resources are stated at our 49% ownership of the Gramalote Project.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)

Due to the uncertainty that may be attached to Inferred Mineral Resources it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resource category as a result of ongoing exploration.

On March 12, 2014, we announced positive results from the preliminary economic assessment for the Gramalote Project. At current gold price levels, the Gramalote Project economics are positive but at this time the project is not at the top of our priority list for continued development towards a final Feasibility Study.

The Programa de Trabajos y Obras de Exploitation (“PTO”) was submitted to the government of Antioquia on February 4, 2015. The PTO defines the program of work and labor and provides the operational and technical details for the exploitation of the Gramalote Project. On February 11, 2015, the EIA was formally submitted to the Colombian regulatory agencies. Both studies are under review.

A budget of $24.3 million (stated at 100%; our 49% joint venture participation is $11.9 million) for the Gramalote Project has been approved. Major budget items include committed land payments, community support and government relations, project administration and drilling to keep the tenements current. The remaining budget for 2015 is expected to be used for site operations, security, safety and health, environmental monitoring, the EIA process and a small metallurgical test program. The main goal for 2015 is to obtain permit approvals for the EIA and PTO.

Pavon Property

We hold a 100% interest in the Pavon exploration property in Nicaragua which is comprised of one concession covering approximately 1,301 hectares. The Pavon property, located in north-central Nicaragua, is a low sulphidation system discovered by Radius in 2003. The Pavon property is located in Matagalpa Province of Nicaragua near the borders of the Jinotega and Atlantico Norte Provinces, within the Región Autónoma del Atlántico Norte (RAAN). The Pavon property is approximately 250 kilometres northeast of Managua and 220 kilometres from the Limon Mine.

In 2009, we signed an option agreement with Radius in respect of the Pavon property, as well as other Radius projects in Nicaragua. The option agreement granted B2Gold an option to acquire a 60% in these properties by spending a total of US$4 million within 4 years, which resulted in a 60% B2Gold – 40% Radius joint venture. In 2012, we signed an agreement with Radius transferring full ownership of the Pavon and Trebol projects to B2Gold. The terms of this agreement included C$20 million, payable in common shares of B2Gold to Radius, as well as contingent payments to Radius of US$10 per ounce of gold on 40% of any proven or probable mineral reserves in excess of 500,000 ounces.

We began actively exploring the Pavon property in 2010 with the completion of 48 trenches (1,612.03 metres) over the Pavon North, Central, and South vein complexes, with 29 trenches (965.45 metres) located on Pavon North. We completed 22 drillholes (1,620.03 m) at Pavon North in 2014. The 2014 drilling confirmed the strike length of the vein system and the continuation of the veins at depth. The 2014 drilling also demonstrated that the grade and thickness of the veins decreases with depth, in some areas dramatically.

Attributable Mineral Resources

Mineral Resource estimates for the Pavon property were compiled and verified as of November 14, 2014 under the supervision of Brian Scott, P.Geo., our Vice President Geology and Technical Services, and a Qualified Person as defined under NI 43-101. The estimate reflects the attributable Mineral Resources based on our 100% interest in the property.

Attributable Indicated Mineral Resources 1,2,3,4

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Pavon Norte	290,000	5.82	55,000	1,700

Attributable Inferred Mineral Resources 1,2,3,4

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Pavon Norte	130,000	5.50	23,000	700

Notes:

(1)

Mineral Resources are constrained within a pit shell and reported above a cut-off grade of 2.0 g/t gold which was calculated using estimated project cost estimates and a gold price of $1,500 per ounce.

(2)	Attributable Mineral Resources are stated at our 100% ownership.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(4)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category as a result of ongoing exploration.

Metallurgy and comminution test work was completed on Pavon Norte samples in late 2014 at SGS Canada Inc. in Lakefield, Ontario. The overall gold recovery rate ranged from 94% to 96.6% for the three main breccia types and quartz veins.

The 2015 exploration budget of US$840,000 on the Pavon property is to fund trenching of the central and southern zones and mapping.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, our business may be harmed and its financial condition and results of operations may suffer significantly.

Risks related to our business

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations and our financial condition.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including:

  the level of interest rates;
  the rate and anticipated rate of inflation;
  world supply of mineral commodities;
  consumption patterns;
  purchases and sales of gold by central banks;
  forward sales by producers;
  production costs;
  demand from the jewelry industry;
  speculative activities;
  stability of exchange rates;
  the relative strength of the U.S. dollar and other currencies;
  changes in international investment patterns;
  monetary systems; and
  political and economic events.

The price of gold decreased by approximately 4% over the most recently completed fiscal year, with a decline in the price from $1,229.90 per ounce on January 2, 2014 to $1,182.90 per ounce on December 31, 2014. Current and future price declines could cause commercial production to be impracticable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in us losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

Our future revenues and earnings could also be affected by the prices of other commodities such as fuel and other consumable items. The prices of these commodities are affected by numerous factors beyond our control.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This Annual Information Form and our other public disclosures contain estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  exchange rate and commodity price fluctuations;
  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
  labour shortages or strikes;
  litigation;
  civil disobedience and protests;
  restrictions or regulations imposed by governmental or regulatory authorities;
  permitting or licensing issues; or
  shipping interruptions or delays.

Properties not yet in production, or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned development of our material non-producing properties, including the Fekola Project. We have not yet completed a definitive Feasibility Study for any of these properties. The technical reports and studies relating to these properties are early stage studies that are preliminary in nature. Further exploration and studies will be required to reach a development decision, and such efforts may be unsuccessful.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to:

  the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure;
  metal prices which are highly cyclical;
  the cost of operations and processing equipment; and
  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a mine. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business, results of operations and financial condition.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources, since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

The figures for Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to uncertainty that may attach to Inferred Mineral Resources, Inferred Mineral Resources may not be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are currently conducted in Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, the existence of possibility of:

  terrorism;
  hostage taking;
  military repression;
  extreme fluctuations in currency exchange rates;
  high rates of inflation;
  labour unrest;
  the risks of war or civil unrest;
  expropriation and nationalization;
  uncertainty as to the outcome of any litigation in foreign jurisdictions;
  uncertainty as to enforcement of local laws;
  environmental controls and permitting;
  restrictions on the use of land and natural resources;
  renegotiation or nullification of existing concessions;
  licenses;
  permits and contracts;
  illegal mining;
  changes in taxation policies;
  restrictions on foreign exchange and repatriation;
  corruption;
  unstable legal systems;
  changing political conditions;
  changes in mining policies;
  currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and
  other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Many of these countries have experienced, or are currently experiencing, varying degrees of civil unrest. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, the Philippines, Namibia, Mali, Burkina Faso or Colombia may adversely affect our operations or profitability. Operations may be affected in varying degrees by:

  government regulations with respect to, but not limited to, restrictions on production, price controls, exchange controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and
  the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business, financial condition and results of operations.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources, as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, community, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition and results of operations.

Namibia may, in the short term, experience electricity shortages, inter alia, on account of the fact that (i) the demand for electricity is increasing, both on account of growth in GDP as well as on account of increased mining operations; (ii) the contracts for the supply of electricity with neighboring countries (particularly South Africa) may expire between 2013 and 2016, and may not be renewed due to electricity shortages in these neighboring countries; and (iii) projects for addressing electricity demand are in the preliminary stages, may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations. In addition, Namibia is an arid country, water resources are scarce, and there is the possibility of drought based on current weather patterns. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia, on account of the following: (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations; and (ii) the seawater desalination project pursued by the government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with us. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including:

  unusual and unexpected geologic formations;
  seismic activity;
  rock bursts;
  cave-ins or slides;
  flooding;
  pit wall failure;
  periodic interruption due to inclement or hazardous weather conditions; and
  other conditions involved in the drilling and removal of material,

any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Hedging activities and ore purchase commitments could have a material adverse effect on our business, results of operations and financial condition.

In the second and third quarters of 2013, as a result of the requirements under the Credit Facility, we entered into a series of “zero-cost put/call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce.

In addition, under the terms of the Credit Facility, we are required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in our future operating income and reduce risk in respect of debt service obligations. As a result, we entered into a series of Rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 Rand per ounce.

In the first quarter of 2014, we entered into Rand denominated gold forward contracts for a further 74,430 ounces at an average price of 16,359 Rand per ounce with settlement dates scheduled between July 31, 2015 and December 31, 2018.

From time to time we may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in metal prices, but there is no assurance that any such transaction will be successful. Furthermore, hedging transactions may prevent us from realizing the full benefit of price increases.

In addition, pursuant to the ore purchase agreement between PGPRC and FRC, PGPRC has agreed to purchase all ore from the Masbate Mine at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Mine or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Mine or negotiate another mutually agreeable resolution with the Philippine shareholder of FRC; however, we may not be successful in such efforts.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in the Philippines, Namibia and Nicaragua, and our exploration and development projects in Mali, Burkina Faso and Colombia, are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, additional permits will be required for the Fekola Project to be developed and to enter into production. In addition, there have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for the existing operations, additional licenses, permits and approvals for the Fekola Project and future operations, or additional licenses, permits and approvals associated with new legislation. Before any development on any of our properties, we must receive licenses, permits and approvals from appropriate governmental authorities. We may not be able to receive or continue to hold all authorizations necessary to develop or continue operating at any particular property. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Production at our mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide, as discussed below. Some of our properties also have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unsatisfied environmental obligations, exploration activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are associated with the emission of ‘greenhouse gases’. Ongoing international negotiations which aim to limit greenhouse gas emissions may result in the introduction of new regulations, and may have an adverse impact on our operations.

Our operations are subject to other stringent laws and regulations, which could significantly limit our ability to conduct our business.

In addition to environmental laws and permitting requirements, our activities are subject to stringent laws and regulations governing, among other things:

  prospecting, development and production;
  imports and exports;
  taxes;
  labour standards, occupational health and mine safety;
  mineral tenure, land title and land use;
  water and air quality regulations;
  protection of endangered and protected species;
  social legislation; and
  other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities, or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

We are subject to a variety of risks associated with joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

  inability to exert influence over certain strategic decisions made in respect of joint venture properties;
  a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
  bankruptcy of the joint venture participant;
  disagreement with joint venture participants on how to develop and operate mines efficiently;
  inability of participants to meet their obligations to the joint venture or third parties; and
  litigation between participants regarding joint venture matters.

Under the Gramalote Project joint venture with AngloGold, in order to proceed with a development proposal, the management committee must consider a proposal for mining and production of minerals from the Gramalote property area based on a Feasibility Study. Proceeding with such a proposal requires unanimous approval of the management committee. In the event that unanimous approval is not obtained, a party to the joint venture may elect to proceed on its own with a development proposal if that party voted in favour of proceeding. The other party would have a further opportunity to elect to participate and proceed, but if it elects not to participate, the joint venture party wishing to proceed may do so on its own. In such case, the portion of the property that is the subject of the proposal is to be “excised” and the developing party will be required to purchase it at either an agreed value or a value determined by an independent third party and the selling party would have no further interest in such portion of the property that is the subject of the development proposal.

We need to continually obtain additional Mineral Reserves for production of gold and other metals.

As mine life is limited based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

  our mining operations at Masbate Mine, Otjikoto Mine, La Libertad Mine and Limon Mine;
  our development of the Fekola project, the Kiaka Project and the Gramalote Project;
  our ability to expand Mineral Reserves and Mineral Resources at existing mines; and
  our ability to find and/or acquire new Mineral Reserves and Mineral Resources and bring new mines into production.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business. Further, acquisitions require a significant amount of time and attention of our management, as well as resources that otherwise could be spent on the operation and development of our existing business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

Our use of CGA’s, Volta’s or Papillon’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition.

Unless otherwise indicated herein, all historical information regarding CGA, Volta and Papillon and the property interests that we acquired pursuant to our acquisition of CGA, Volta and Papillon respectively, including financial information and Mineral Reserves and Resources, has been derived from publicly disclosed information. Although we have no reason to doubt the accuracy or completeness of such publicly disclosed information, any inaccuracy or material omission in CGA’s, Papillon’s or Volta’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our assets and operations are located in Canada, the Philippines, Namibia, Nicaragua, Mali, Burkina Faso, Colombia and Chile. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

  Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;
  Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and
  Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan córdoba, Philippine peso, Colombian peso, Namibian dollar and West African CFA franc fluctuate against the United States dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism, which currently stands at approximately 5%.

Starting in the second quarter of 2012, we entered into foreign currency contracts to manage our foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of our Otjikoto Mine. As the Namibian dollar is pegged to the South African Rand, we entered into foreign currency contracts between the South African Rand and the United States dollar due to the Rand’s greater liquidity. While these contracts are designed to reduce our foreign currency exposure, they may result in our losing the benefit of favorable changes in foreign currency exchange rates or, if we incorrectly gauge the timing of forecasted expenditures in Namibian dollars, we may have foreign currency exposure under the contracts. During the year ended December 31, 2014, all of our forward currency contracts were settled.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

Because our property interests and exploration activities in Colombia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The status of Colombia as a developing country may make it difficult for us to obtain any required financing for our projects. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, our exploration efforts may be affected.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these regions compromise our security or business principles, we may withdraw from these regions on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and financial condition. No assurances can be given that our plans and operations will not be adversely affected by future developments in Colombia. Any changes in regulations or shifts in political attitudes are beyond our control and may adversely affect our business.

Because our property interests and exploration activities in Namibia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The Namibian economy is highly dependent on the mining sector, which, in 2014, was estimated at approximately 12% of gross domestic product (“GDP”), and which may increase in 2015 with the commencement of operations of two commercial mines (including the Otjikoto Mine). Namibia is also highly dependent on foreign imports, including fuel. These factors make the Namibian economy vulnerable to adverse commodity price fluctuations, which could have a material adverse effect on our business.

In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members and, in its 2015 budget, the Namibian Ministry of Finance estimated that the SACU revenue would account for between 35% to 40% of Namibia’s total government revenue. Accordingly, the Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business.

Because our property interests and exploration activities in Burkina Faso are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

Our operations in Burkina Faso are subject to various risks, including political and economic considerations such as civil and tribal unrest, war (including in neighbouring countries), terrorist actions, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to our title to properties or mineral rights, problems or delays renewing licenses and permits, opposition to mining from local, environmental or other non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country. In this regard, Burkina Faso has recently introduced proposed changes to its mining legislation that includes changes affecting taxation, licensing, requirements for employments of local personnel or contractors and other benefits to be provided to local residents. If translated into applicable law, the trend in resource nationalism could have a material adverse impact upon us.

In addition, the enforcement by us of our legal rights to exploit our properties or to utilize our permits and licenses may not be recognized by the court systems in Burkina Faso, although in certain circumstances we may agree to submit a dispute to an international court of arbitration. Burkina Faso’s status as a developing country may also make it more difficult for us to obtain required financing for our projects.

Any of the above events could delay or prevent us from exploring or developing our properties even if economic quantities of minerals are found, and could have a material adverse impact on business, operations and financial condition.

Because our property interests and exploration activities in Mali are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

While the government of Mali has historically supported the development of its natural resources by foreign companies, there is no assurance that the government will not in the future adopt different policies or interpretations respecting foreign ownership of Mineral Resources, royalties rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital or our obligations under its respective mining codes. The possibility that the government of Mali may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on business, operations and financial condition.

Our operations in Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties. Mali is a developing country, and there can be no assurances that the ongoing political uncertainty and violence in Mali will not directly impact our operations or our ability to attract new funding for our operations.

Failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although we believe our structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged. Our failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations or attract and retain skilled personnel.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold’s relations with its unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at Limon Mine is effective until June 10, 2016. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2015 at which time the parties will commence negotiation of a new agreement. Any of the parties involved may present a draft of a new collective bargaining agreement with 60 days prior to expiration date, although the existing collective bargaining agreement will continue in effect until a new one has been approved. We may not be able to satisfactorily renegotiate our collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

The Limon Mine has experienced labour issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Time may be lost to strikes (legal and illegal). In addition, our operations at La Libertad Mine have been disrupted by work stoppages due to illegal road blockades. We are continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at the Limon Mine, La Libertad Mine or any of our other mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion (the highest single budget amount) on education, education initiatives and programmes may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to community relations and community action.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of B2Gold’s, and our directors’ and insiders’, regulatory filings, either in respect of us or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in B2Gold or such directors or insiders and may adversely affect the price of our securities or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We strive to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will address these risks.

We rely on outside contractors to conduct certain mining and exploration activities, which could result in a material adverse effect on our business, results of operations and financial condition.

Certain of our mining and exploration activities, particularly those in the Philippines, are conducted by outside contractors. As a result, our operations at these sites will be subject to a number of risks, some of which will be outside of our control, including:

  negotiating agreements with contractors on acceptable terms;
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
  reduced control over such aspects of operations that are the responsibility of the contractor;
  failure of a contractor to perform under its agreement with us;
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our inability to overcome problems related to weather and climate in the remote areas in which we operate could have a material adverse effect on our business, results of operations and financial condition.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining a valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of FRC, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although FRC is not legally liable for their contamination, CGA has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, CGA, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and B2Gold and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, B2Gold and FRC have a stated position of allowing some level of activity; however, B2Gold and FRC require it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of B2Gold and/or FRC.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives, and process a portion of their output from areas that are mutually agreed upon. There is also independent artisanal mining being carried out. Small scale miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that we and artisanal miners coexist within the concession. At Limon Mine, there has been no artisanal activity in the active mining area; however, in outlying non-producing concessions, there are some areas of extensive small scale miner workings. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use sodium cyanide or mercury which are toxic materials. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Certain of our property interests are also the subject of joint ventures that give us the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, we may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If we fail to make the expenditures or fail to maintain the properties in good standing, we may lose our right to such properties and forfeit any funds expended to such time.

We depend on key personnel and our inability to attract and retain such persons in the future could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Our success is largely dependent on the performance of our key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-man” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Our directors and officers may have interests that conflict with our interests.

Certain of our directors and officers are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavorable to us.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Current global financial conditions have been subject to continued volatility.

Current global financial conditions have been subject to continued volatility. Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets. High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on our profitability.

We have operations and conduct business in a number of different jurisdictions and we are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE MKT and, accordingly, we are subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. We may not be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. We also may not be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with Section 404 of SOX.

Aboriginal and local community title claims and rights to consultation and accommodation may affect our existing operations and development projects.

Governments in many jurisdictions must consult with Aboriginal peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people and local communities may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

We are subject to various anti-corruption laws and regulations and our failure to comply with such laws and regulations may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

An epidemic of the Ebola virus disease is ongoing in West Africa and may adversely affect our business operations and financial conditions.

An epidemic of the Ebola virus disease is ongoing in West Africa, including several confirmed cases in Mali. The World Health Organization (“WHO”) has declared the Ebola virus disease outbreak a global health emergency. It is impossible to predict the effect and potential spread of the Ebola virus in Mali, Burkina Faso or surrounding countries. Should the Ebola virus continue to spread, including in the countries in which we operate, or not be satisfactorily contained, our exploration, development and production plans for our Mali and Burkina Faso operations could be delayed or interrupted. Any changes to these operations could significantly increase costs of operations. Our operations in West Africa require personnel to travel to and from the area. Such operations also rely on infrastructure, contractors and personnel in West Africa. Several countries have announced travel bans related to certain West African countries. If bans are extended to the countries in which we operate, including Mali and Burkina Faso, or contractors or personnel refuse to travel there, we could be adversely affected. If services are obtained, costs associated with those services could be significantly higher than planned which will have a material adverse effect on our business, results of operations, and future cash flow.

DIVIDENDS

We have not declared any dividends or distributions on our Common Shares since our incorporation. We intend to retain our earnings, if any, to finance growth and expand our operations and do not anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this Annual Information Form, 921,270,670 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by our board of directors and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. Our board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Convertible Notes

In August 2013, we issued $258.75 million aggregate principal amount of Notes. The Notes were issued pursuant to a note purchase agreement dated as of August 23, 2013 (the “Note Purchase Agreement”) and an indenture dated as of August 23, 2013 (the “Note Indenture”). The Notes bear interest at 3.25% payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014, and mature on October 1, 2018, unless earlier redeemed, repurchased or converted. The Notes are convertible by holders into our Common Shares, based on an initial conversion rate of 254.2912 Common Shares per $1,000 principal amount.

A holder may convert its notes at its option at any time prior to the close of business on the business day immediately preceding July 1, 2018, only under the following circumstances: (1) during any calendar quarter ending on December 31, 2013 (and only during such calendar quarter), if the last reported sale price (as defined in the Note Indenture) of our Common Shares for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “Measurement Period”) in which the trading price (as defined in the Note Indenture) per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Common Shares and the conversion rate on each such trading day; (3) if we call the Notes for redemption; or (4) upon the occurrence of specified corporate events. On or after July 1, 2018 until the close of business on the business day immediately preceding October 1, 2018, holders may convert their Notes at any time.

Upon conversion of the Notes, holders will receive Common Shares or, subject to certain conditions, cash or a combination of cash and Common Shares, at our election. Until our borrowings under the Credit Facility are repaid in full and the agreement governing the Credit Facility has been amended to permit cash settlement or combination settlement, we are required to settle any conversions in Common Shares.

We may not redeem the Notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, we may redeem for cash, subject to certain conditions, any or all of the Notes, at our option, if the last reported sale price of our common shares for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days immediately preceding the date on which we provide notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. We may also redeem the Notes, subject to certain conditions, upon the occurrence of certain changes to the laws governing Canadian withholding taxes. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

If we undergo a fundamental change (as defined in the Note Indenture), we will be required to offer to purchase the Notes in whole or in part for cash, as long as such repurchase is not prohibited under the Credit Facility, at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date.

The Notes are our general unsecured senior subordinated obligations. The Notes will be subordinated in right of payment to our existing and future senior indebtedness, including our indebtedness under the Credit Facility. The Notes are senior in right of payment to any of our future subordinated indebtedness. The Notes are effectively junior to any of our secured indebtedness, including all borrowings under the Credit Facility, to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries (including trade payables).

Stock Options

In 2010, our board of directors and our shareholders approved the adoption of an amended and restated stock option plan (the “Stock Option Plan”) for the benefit of our directors, employees and consultants. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase our Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan increases our ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from our growth. The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

On May 6, 2011, our board of directors approved a further amendment to the Stock Option Plan (the “2011 Plan”), subject to shareholder and regulatory approval and, on June 10, 2011, our shareholders approved the 2011 Plan. On May 14, 2014, our board of directors approved an amendment and restatement of the 2011 Plan (the “Amended Plan”) subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 13, 2014.

Key provisions of the Amended Plan include:

(a)	the eligible participants are any of our directors, officers, employees, or consultants or any of our associated affiliated, controlled or subsidiary companies;

(b)

the maximum number of Common Shares issuable pursuant to options granted under the Amended Plan will be a number equal to 7.5% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c)

a restriction that no more than 7.5% of the total number of issued and outstanding Common Shares may be issuable to our insiders pursuant to options granted to insiders under the Amended Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(d)

a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the Amended Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements, unless we have obtained disinterested shareholder approval;

(e)

the maximum number of Common Shares issuable to a non-employee director, pursuant to the Amended Plan, together with the Common Shares issuable pursuant to all of B2Gold’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will not exceed 1% of the total number of issued and outstanding common shares on a non- diluted basis at the time of grant and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year;

(f)

a restriction that no more than 1% of the total number of issued and outstanding Common Shares may be issuable to our non-employee directors, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Amended Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(g)	the vesting period of all options shall be determined by the board of directors;

(h)	options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by our board of directors and the options are non-transferable and non-assignable;

(i)

the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing market price on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX;

(j)

options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earliest of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with us, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(k)	options held by an individual who ceases to be employed by us for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(l)

in the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to our policy respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(m)

in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(n)

upon the announcement of a transaction which, if completed, would constitute a change of control of B2Gold and under which our Common Shares are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(o)	options that expire unexercised or are otherwise cancelled will be returned to the Amended Plan and may be made available for future option grant pursuant to the provisions of the Amended Plan;

(p)

our board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate discontinue or amend the Amended Plan; and

(q)

our board of directors, without prior approval of our shareholders and the TSX or any regulatory body having authority over us, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by us pursuant to the Amended Plan; (ii) amend an option grant to effectively reduce the exercise price or extend the expiry date of such options; (iii) make a change of eligible participants which would have the potential of broadening or increasing participation by insiders; (iv) add any form of financial assistance; (v) add a deferred or restricted share unit or any other provision that results in an eligible participants receiving Common Shares while no cash consideration is received by us; or (vi) amend any of the amendment provisions of the Amended Plan.

Number	Exercise Price ($)	Expiry Date
50,000	1.33	March 30, 2015
2,474,563	2.40-4.00	July 13, 2015-July 2, 2016
60,000	1.44	June 2, 2015
200,000	1.97	October 19, 2015
1,484,000	2.45	November 7, 2015
122,400	2.57	November 30, 2015
578,125	2.31	January 20, 2016
687,000	3.11	May 30, 2016
175,000	3.19	June 28, 2016
815,000	3.08	August 4, 2016
351,800	3.24	October 23, 2016
8,618,755	3.10	January 18, 2017
400,000	3.93	March 4, 2017
180,000	3.06	May 8, 2017
350,000	3.18	July 12, 2017
285,000	3.92	October 9, 2017
1,200,000	3.80	January 29, 2018
300,000	3.06	February 24, 2018
12,015,000	3.00	April 10, 2018
360,000	3.00	April 21, 2018
195,000	2.60	May 30, 2108
60,000	2.50	June 6, 2018
500,000	2.50	July 1, 2018
430,000	2.70	July 8, 2018
60,000	3.00	August 22, 2018
220,000	2.60	September 16, 2018
210,000	2.50	October 15, 2018
500,000	2.32	November 27, 2018
500,000	2.32	January 5, 2019
1,110,000	2.50	January 15, 2019
100,000	2.70	February 3, 2019
210,000	3.03	March 25, 2019
3,216,000	3.15	April 29, 2019
200,000	3.00	June 18, 2019
140,000	2.90	July 22, 2019
130,000	2.40	September 18, 2019
500,000	2.00	December 17, 2019
50,000	2.40	January 18, 2020
1,140,000	2.10	February 17, 2020

Restricted Share Unit Plan

On May 6, 2011, our board of directors approved a Restricted Share Unit Plan (the “RSU Plan”), subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 10, 2011. On May 14, 2014, our board of directors approved amendments to the RSU Plan subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 13, 2014. Adoption of the RSU Plan was part of our continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects our commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the “RSUs”) may be granted by our Compensation Committee, which has been authorized to administer the RSU Plan, to our directors, executive officers and employees (the “Designated Participants”). The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. Pursuant to the RSU Plan, 10,000,000 Common Shares are reserved for issuance. As at the date of this Annual Information Form, we have issued 9,395,541 RSUs under the RSU Plan. Accordingly, 604,459 RSUs remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

•	The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

•

The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis.

•

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 7.5% of our issued and outstanding Common Shares at any time.

•

The maximum number of Common Shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 7.5% of our issued and outstanding Common Shares at any time.

•

The maximum number of Common Shares issuable to a non-employee director, pursuant to the RSU Plan, together with the Common Shares issuable pursuant to all of B2Gold’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year.

•	Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

•	Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

•

In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

•	If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

•

Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid Common Shares and will be redeemed 5 days after the RSU is fully vested. Each RSU will be redeemed for one Common Share.

Change of Control

•

If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of our outstanding Common Shares or substantially all of our assets, or the incumbent members of the board of directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

•

In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and we will, at our option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

•

In the event of a change of control, should the person or group acquiring the Common Shares not agree to assume all of our obligations under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and we will, at our option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

•

The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

•

Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

•

Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v) deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
	March 1-26	2.17	1.79	3,463,112
	February	2.47	1.99	77,092,854
2015	January	2.88	1.84	143,470,405
	December	2.15	1.74	97,703,461
	November	2.18	1.65	97,794,214
	October	2.62	1.70	120,037,700
	September	2.76	2.20	155,703,258
	August	3.12	2.63	62,045,855
	July	3.17	2.76	87,844,831
	June	3.25	2.38	153,722,558
	May	3.20	2.58	64,957,383
	April	3.26	2.92	68,722,483
2014	March	3.69	2.84	99,523,440

On March 26, 2015, the closing price of our Common Shares on the TSX was $1.98 per share.

Our Common Shares are listed for trading on the NYSE MKT under the symbol “BTG”. The following table sets out the market price range and trading volumes of our Common Shares on the NYSE MKT for the periods indicated.

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1-26	1.73	1.39	1,239,168
	February	1.96	1.57	28,815,762
2015	January	2.38	1.57	63,293,381
	December	1.89	1.50	143,961,155
	November	1.94	1.44	52,021,108
	October	2.33	1.51	59,186,412
	September	2.57	1.98	60,274,170
	August	2.86	2.39	27,832,749
	July	2.97	2.58	26,348,068
	June	3.03	2.18	38,948,188
	May	2.92	2.37	32,342,152
	April	2.99	2.65	31,413,067
2014	March	3.33	2.56	48,333,913

On March 26, 2015, the closing price of our Common Shares on the NYSE MKT was US$1.59 per share.

Prior Sales

The following table summarizes the issuances of securities convertible or exercisable for Common Shares by us within the 12 months prior to the date of this Annual Information Form.

			Price per
Date of Issue	Number of Securities	Security	Security ($)
March 26, 2014	260,000	Stock Options	3.03
April 30, 2014	3,276,000	Stock Options	3.15
May 5, 2014	2,222,221	RSU’s	3.15
June 19, 2014	200,000	Stock Options	3.00
July 24, 2014	140,000	Stock Options	2.90
September 19, 2014	130,000	Stock Options	2.40
December 18, 2014	500,000	Stock Options	2.00
January 19, 2015	50,000	Stock Options	2.40
February 2, 2015	75,000	RSU’s	2.49
February 11, 2015	90,000	RSU’s	2.16
February 18, 2015	1,140,000	Stock Options	2.10
March 23, 2015	1,259,910	RSUs	1.90

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment of each of our directors and executive officers, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and		Principal		Number of
Municipality		Occupation During	Director/Officer	Voting
of Residence	Position with B2Gold	Past Five Years	Since	Securities (1)

Clive Johnson(7) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of B2Gold; formerly the Chairman, President and Chief Executive Officer of Bema Gold Corporation (“Bema”)	December 17, 2006	7,455,529(2)

Robert Cross(5) (6) British Columbia, Canada	Chairman and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	1,871,660

Robert Gayton(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987; formerly Vice President of Finance with Western Silver Corporation from 1995 to 2004	December 17, 2006	453,000

John Ivany(4)(6) British Columbia, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	November 20, 2007	800,000

Name and		Principal		Number of
Municipality		Occupation During	Director/Officer	Voting
of Residence	Position with B2Gold	Past Five Years	Since	Securities (1)

Jerry Korpan(7) London, England	Director	Director of several public mining companies; formerly Managing Director of Yorkton Securities in London, England	November 20, 2007	1,900,000

Barry Rayment(4)(5)(7) California, USA	Director	Mining industry consultant; formerly the President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	800,000(3)

Bongani Mtshisi Johannesburg, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	22,800

Kevin Bullock Ontario, Canada	Director	Mining Industry Consultant, formerly the President and Chief Executive Officer of Volta Resources Inc.	December 22, 2013	161,739

Mark Connelly Perth, Australia	Director	Director of several public mining companies; formerly Managing Director of Papillon Resources Limited in Perth, Australia	October 3, 2014	1,372,000

Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B2Gold; formerly the Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	4,000,000(2)

Michael Cinnamond British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of B2Gold, Senior Vice President, Administration of B2Gold; formerly a partner at PricewaterhouseCoopers LLP	July 1, 2013	112,328

Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of B2Gold; formerly the Vice President of Exploration of Bema	March 8, 2007	4,506,577(2)

Dennis Stansbury Nevada, USA	Senior Vice President of Engineering and Project Evaluations	Senior Vice President of Engineering and Project Evaluations; formerly the Vice President of Development and Production of Bema	March 8, 2007	3,973,609

George Johnson Washington, USA	Senior Vice President of Operations	Senior Vice President of Operations of B2Gold; formerly the Senior Vice President of Operations of Bema	August 11, 2009	500,000

Notes:

(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer and Garagan are trustees of the Incentive Trust (the “Trustees”) that holds 2,705,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer and Garagan as set forth in the table above excludes 676,250 Common Shares that are held pursuant to a declaration of trust dated June 29, 2007 between us and the Trustees, which was established to hold options and shares to be allocated to our directors, officers, employees and service providers as determined by the Trustees.

(3)	600,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.

(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of Health, Safety, Environment & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Annual Information Form, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 27,929,242 Common Shares, representing approximately 3% of the issued and outstanding Common Shares.

Biographical Information

The following is a brief description of each of our executive officers and directors (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson (Age 57, President, Chief Executive Officer and Director)

Clive Johnson has served as a Director and the President of B2Gold since December 2006 and Chief Executive Officer since March 2007. Mr. Johnson oversees our long-term strategy and development as well as the day-to-day activities of B2Gold. Previously, Mr. Johnson was involved with Bema Gold and its predecessor companies since 1977. Mr. Johnson was appointed the President and Chief Executive Officer of Bema after it was created by the amalgamation of three Bema group companies in 1988. He was the driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson is currently a director of Uracan Resources Ltd.

Roger Richer (Age 62, Executive Vice President, General Counsel and Secretary)

Roger Richer has served as our Executive Vice President, General Counsel since March 2007 and our Secretary since December 2006. Mr. Richer manages the legal affairs, corporate records and corporate governance of B2Gold. Mr. Richer has over 30 years of experience in mining law, corporate finance and international business transactions and practices. Mr. Richer was with Bema Gold from its inception in 1988 until 2007. Until June 2008, Mr. Richer had also served as the President of Consolidated Puma Minerals Corp., a TSXV listed company. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria.

Michael Cinnamond (Age 48, Senior Vice President of Finance and Chief Financial Officer)

Michael Cinnamond has served as our Senior Vice President of Finance and Chief Financial Officer since April 1, 2014. Mr. Cinnamond oversees the financial reporting, cash management and tax planning of B2Gold as well as financial compliance and reporting to the regulatory authorities. Prior to joining us, Mr. Cinnamond was an audit partner at PricewaterhouseCoopers LLP where he was the BC Resources Leader for the Mining, Forestry and Energy and Utilities practices. Mr. Cinnamond has 16 years of experience in the mining industry sector. Mr. Cinnamond previously served as the Finance Chair of the Canadian Institute of Mining, and is a member of the Institute of Chartered Accountants of BC. Mr. Cinnamond holds an LL.B designation from the University of Exeter.

Tom Garagan (Age 56, Senior Vice President of Exploration)

Tom Garagan has served as our Senior Vice President of Exploration since March 2007. Mr. Garagan is responsible for all aspects of our exploration, including technical review of new acquisitions. Mr. Garagan is a geologist with over 30 years of experience. Mr. Garagan was with Bema Gold from 1991 to 2007 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. He was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan currently serves as a director of Uracan Resources Ltd. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa.

Dennis Stansbury (Age 62, Senior Vice President of Engineering and Project Evaluations)

Dennis Stansbury has served as our Senior Vice President of Engineering and Project Evaluations (and prior to that our Senior Vice President of Development and Production) since March 2007. Mr. Stansbury is a mining engineer with over 35 years of engineering, construction, production and management experience at surface and underground mines in ten different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema Gold as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996. Mr. Stansbury has a Bachelor of Science degree in mining engineering from Montana College of Mineral Science and Technology.

George Johnson (Age 66, Senior Vice President of Operations)

George Johnson has served as our Senior Vice President of Operations since August 2009. Mr. Johnson is responsible for overseeing all of the operational activities of B2Gold. Mr. Johnson is a mining engineer with over 35 years of experience in underground and open pit mine construction and operations management. Mr. Johnson joined Bema Gold in 1999 after 16 years with Hecla Mining Company. Following the takeover of Bema Gold by Kinross, he managed the construction and completion of the Kupol mine in Northeastern Russia. Mr. Johnson has a Bachelor of Science degree in mining engineering from the University of Washington.

Directors

Robert Cross (Age 56, Chairman and Independent Director)

Robert Cross was appointed to our board of directors and as Chairman of the board in October 2007. Mr. Cross has over 25 years of experience as a financier in the mining and oil & gas sectors. Mr. Cross is a co-founder, director and Non-Executive Chairman of Bankers Petroleum Ltd., and a co-founder, director and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Mr. Cross also serves as director of BNK Petroleum Inc. and Petro-Victory Energy Corp. Mr. Cross served as Chairman and Chief Executive Officer of Yorkton Securities Inc. between 1996 and 1998, a director of LNG Energy Ltd. from 2007 to 2011, and a director of Athabasca Potash Inc. from 2009 to 2010. He also served as an Investment Banking Partner with Gordon Capital Corporation in Toronto from 1987 to 1994. Mr. Cross holds a degree in Engineering from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton (Age 75, Independent Director)

Dr. Robert Gayton was appointed to our board of directors in October 2007. Dr. Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1990. He was the Chief Financial Officer of Western Silver Corporation from 1995 to 2004 and served as a director of Western Silver Corporation from 2004 to 2006. From 2003 to 2007, Dr. Gayton served as a director of Bema Gold. Dr. Gayton was Vice President of Finance of Doublestar Resources Ltd. from 2003 to 2006 and a director from 1999 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007, LNG Energy Ltd. from 2011 to 2012, Palo Duro Energy Inc. from 2007 to 2012, Northisle Copper and Gold Inc. from 2011 to 2012, Copper North Mining Corp. from 2011 to 2012, Quaterra Resources Inc. from 1997 to 2012, Intrinsyc Software International, Inc. from 1992 to 2010, and IMN Resources Inc. from 2008 to 2009. Each of these companies was subsequently acquired by way of takeover. Dr. Gayton is currently a director and the chair or a member of the audit and/or other committees of Nevsun Resources Ltd., Amerigo Resources Ltd., Silvercorp Metals Inc., Eastern Platinum Ltd. and Western Copper and Gold Corporation.

John Ivany (Age 70, Independent Director)

John Ivany was appointed to our board of directors in November 2007. Mr. Ivany retired from Kinross in 2006 after having served as Executive Vice President since 1995. Previously, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He currently serves as a director of Allied Nevada Gold Corp. and Eurogas International Inc., and an advisor to Canaccord Genuity Corp. Mr. Ivany served as a director of Breakwater Resources Ltd. from 2007 to 2011 and of Aura Minerals Inc. from 2009 to 2011.

Jerry Korpan (Age 68, Independent Director)

Jerry Korpan was appointed to our board of directors in November 2007. Mr. Korpan served as Managing Director of Yorkton Securities UK until 1999 and a director of Bema Gold from 2002 to 2007. Until 2011, he was the Executive Director of Emergis Capital S.A., a company based in Antwerp, Belgium. Currently, Mr. Korpan serves as a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment (Age 69, Independent Director)

Dr. Barry Rayment was appointed to our board of directors in October 2007. Dr. Rayment is a mining geologist with 40 years of experience in base and precious metal exploration and development. Between 1990 and 1993, he served as the President of Bema and also served as a director of Bema from 1988 to 2007. Dr. Rayment served as President of Mining Assets Corporation, a private company that provides consulting services to the mining industry between 1993 and 2010. He is currently a director of Till Capital Ltd. Dr. Rayment was a director of EMC Metals Corp. between 2008 and 2009. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London.

Bongani Mtshisi (Age 36, Independent Director)

Bongani Mtshisi was appointed to our board of directors in December 2011, following B2Gold’s acquisition of Auryx in 2011. Mr. Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo American Platinum Limited, Debeers/HUF joint venture and Sub Nigel Gold Mining Company). Mr. Mtshisi is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founder and Chairman of Auryx. Mr. Mtshisi has a National diploma in Metalliferous Mining from Damelin College and a National Certificate in Project Management from The Technikon Witwatersrand, both in South Africa.

Kevin Bullock (Age 50, Director)

Kevin Bullock was appointed to our board of directors in December 2013, following our acquisition of Volta. Mr. Bullock is a mining engineer with over 25 years of experience at senior levels in mining exploration, mine development and mine operations. Prior to joining our board, Mr. Bullock was the President and CEO of Volta Resources Inc. and its predecessor company, Goldcrest Resources Ltd. since its inception in 2002. Prior to Volta and Goldcrest Resources Ltd., Mr. Bullock was VP Operations for Kirkland Lake Gold Ltd. and was instrumental in the reopening of its Macassa Gold Mine in Kirkland Lake, Ontario.

Mark Connelly (Age 51, Director)

Mark Connelly was appointed to our board of directors in October 2014, following our acquisition of Papillon. Prior to joining our board, Mr. Connelly was Managing Director and CEO of Papillon. With over 25 years experience in the mining industry, Mr. Connelly held senior executive positions with Adamus Resources Limited, Newmont Mining Corporation and Inmet Mining Corporations prior to Papillon. Mr. Connelly has extensive experience with the development, construction and operation of mining projects for a variety of commodities, including gold, base metals and other resources in West Africa, Australia, North America and Europe.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

none of our directors or executive officers is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	none of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially control of B2Gold:

(i)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

John Ivany was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, none of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding us.

John Ivany was the subject of enforcement proceedings by the ASC in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the ASC found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of C$20,000.

Mr. Ivany was subject to a ruling by the BCSC dated December 19, 1990 in connection with his position as a director and officer of Prime Resources Corporation (“Prime”) and Calpine Resources Inc. (“Calpine”). The BCSC found that Prime and Calpine, as applicable, contravened the Securities Act (British Columbia) by: (a) failing to provide material disclosure of drilling results prior to granting or repricing options; (b) failing to disclose, on a timely basis, information regarding a private placement by Calpine where Prime was the purchaser of two million units and the effect of the private placement on the control of Calpine (Calpine was also found to have misled the Vancouver Stock Exchange by representing that the private placement was to be brokered by Prime Equities and that there were no material changes in the affairs of Calpine not previously disclosed); and (c) failing to disclose, on a timely basis, a default by Canarim Investment Corporation under a guaranteed agency agreement in respect of one million units under a public offering of Prime. The BCSC ruling suspended Mr. Ivany from trading in shares for a period of one year.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of our board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In addition, all related party transactions must be approved by our corporate governance and nominating committee. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors”. Our directors and officers of are not aware of any such conflicts of interests.

CODE OF ETHICS

We have adopted a code of business conduct and ethics, which is applicable to all directors, officers and employees. The code was most recently amended on May 13, 2013, in connection with the listing of our Common Shares on the NYSE MKT. At such time, the board of directors approved an updated version of the code intended to address the requirements, guidelines and practices applicable to NYSE MKT listed companies. A copy of the code can be obtained from our website at www.b2gold.com or without charge, upon request from B2Gold Corp., 595 Burrard Street, Suite 3100, Vancouver, British Columbia V7X 1J1, Canada or by email at investor@b2gold.com.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of three independent directors, which operates under a charter approved by our board of directors. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the board of directors’ responsibility to ensure that we have an effective internal control framework. The Audit Committee’s primary function is to assist the board of directors to meet its oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with us that could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended; and (iii) considered to be financially literate under NI 52-110. The members of the Audit Committee are: Robert Gayton (Chairman), Barry Rayment and John Ivany. The board of directors has determined that Mr. Gayton qualifies as an audit committee financial expert within the meaning of applicable U.S. securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Barry D. Rayment, Ph.D.

Dr. Rayment is a mining geologist with over 35 years of experience in base and precious metals exploration. Dr. Rayment was the President of Mining Assets Corporation, a private mineral consulting firm that provides geological services to the mining industry, between 1993 and 2010. He is currently a mining industry consultant and a director of a public exploration and mining company. He obtained a Ph.D in mining geology from the Royal School of Mines, London (1974).

Robert J. Gayton, B.Comm. Ph.D, FCA

Dr. Gayton is a Chartered Accountant and obtained a Ph.D in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

John W. Ivany, LLB.

Mr. Ivany has served as a director of B2Gold since 2007. Mr. Ivany has over 38 years of experience in the mining industry, having held executive positions with several resource companies.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our board of directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2014 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2014	$1,056,126	$146,250	$81,264	$145,064
2013	$660,610	$301,900	$2,693	$145,000

Notes:

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”, including review of interim financial statements, services provided in connection with regulatory filings and engagements relating to offering documents.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”, including fees related to our compliance processes for the Sarbanes-Oxley Act of 2002.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. Except as described below, we do not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, would have a material effect on our financial condition or future results of operations.

Westchester And CAML Ghana Proceedings

CGA, as the former parent company of Ratel Gold Limited (now St. Augustine Gold and Copper Limited) (“St. Augustine Gold”), has been joined in proceedings in Ghana. The proceedings had been stayed in 2012 pending the outcome of arbitral proceedings in the London Court of Arbitration (“LCIA”), however the stay was subsequently overturned. The primary defendant, CAML Ghana Limited (“CAML Ghana”) appealed the decision and requested to have the stay reinstated. The dispute involves Westchester Resources Limited (“Westchester”) and CAML Ghana which are both Ghanaian entities, and relates to a joint venture agreement between them. Westchester is disputing CAML Ghana’s claim that it holds a 51% interest in a joint venture property.

While neither Westchester nor CAML Ghana are related to CGA, Westchester joined CGA in the dispute with CAML Ghana on the basis that St. Augustine Gold was once a subsidiary of CGA, even though CGA was not a party to the disputed documents or transactions. St. Augustine Gold had, subsequent to its listing on the TSX, entered into an agreement to acquire CAML Ghana and the joint venture interest was then moved to Ratel Group as part of the spin out to St. Augustine shareholders. However, due to the fact that government consent to the change of control of CAML Ghana was not obtained, the acquisition was ultimately terminated. Subsequent to the proceedings in Ghana initially being stayed, CGA joined the LCIA arbitration in order to take advantage of any decision of the LCIA. Subsequent to filing its Statement of Defence in the LCIA arbitration, Westchester advised the LCIA that it was withdrawing from the proceedings. Nonetheless, the proceedings continued and on September 26, 2013, the LCIA presented an award in favour of CAML Ghana, including the right to recover costs and damages as a result of Westchester’s breach of agreement. CAML Ghana’s appeal of the decision regarding the stay of proceedings in Ghana was heard before the Ghanaian Court of Appeal on March 4, 2014. The Court of Appeal adjourned the appeal until June 5, 2014 for judgment.

On November 14, 2013, CAML Ghana on behalf of the group of petitioners (including CGA) filed a petition with the United States District Court for the Southern District in New York to confirm the enforcement of the award in the United States and to issue an anti-suit injunction preventing Westchester from carrying on the Ghanaian proceedings, which was heard by the court on March 21, 2014. On May 21, 2014, based on a suggestion of the United States District Court, the parties agreed that Westchester would commence a proceeding in the High Court of England and Wales raising any and all grounds that it may have to set aside the awards issued by the LCIA. Westchester also agreed to stay the Ghana litigation pending final disposition of the London proceeding, and to execute a stipulation discontinuing the Ghana litigation with prejudice, which CAML Ghana is entitled to hold during the London proceeding and to file if the English court reaches a decision in its favor. All parties agreed to abide by a final decision of the English Courts. On January 30, 2015, the United States District Court for the Southern District in New York granted an order in favour of CAML Ghana directing Westchester to furnish CAML Ghana with an executed stipulation of discontinuance.

Notwithstanding Westchester’s claim for substantial damages against all of the defendants, we do not believe that any allegation of actual breach of contract or law on our part (or our subsidiaries) has been made, and that there is no valid basis for any such claim. Accordingly, we believe our exposure to any adverse outcome is not material. The parties, including CGA, will seek to have the LCIA decision, enforced in London, the United States and Ghana in order to prevent Westchester recommencing proceedings in Ghana.

ZTS Claim

On April 7, 2014, a local Malian company, Etablissements Zoumana Traoré SARL (“ZTS”), filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi. Papillon’s Medinandi tenement is owned by Songhoi, which was a joint venture company between Papillon and its former local joint venture partner, Mani. Mani originally acquired the tenement from ZTS in 2006. On June 26, 2014, a judge of the Commercial Court of Bamako dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. Papillon initiated International Chamber of Commerce (ICC) arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which was registered by the ICC Secretariat. On January 18, 2015, following our acquisition of Papillon, we entered into a settlement agreement with ZTS and Mani pursuant to which the parties agreed to withdraw all claims in the Malian courts and the proceedings with the ICC, and Papillon acquired the remaining 10% interest of Songhoi that was held by Mani.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2014, or before the last financial year but still in effect, are as follows:

1.	Credit agreement dated for reference July 9, 2014, as amended, between B2Gold and Macquarie in respect of the Credit Facility.

2.	The Papillon Merger Agreement.

3.	The Note Indenture.

4.	The Note Purchase Agreement.

Copies of the above material contracts are available under our profile on the SEDAR.

INTERESTS OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2014.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2009 Limon Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2008 Limon Technical Report.

Donald E. Hulse P.E., William J. Crowl, MMSA and Deepak Malhotra, Ph.D. are the authors responsible for the Libertad Technical Report.

Mark Turner, B. Eng., MAusIMM, Andrew Vigar, B. App. Sc Geo., FAusIMM, MSEG and Stephen Jones, B. Eng., FAusIMM CP are the authors responsible for the Masbate Technical Report.

Bill Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo, B.Sc., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr. Eng., FSAIMM, Guy Wiid, Pr.Eng., M.Sc., B.Sc. and Werner Petrick, Certified Environmental Practitioner, B.Sc. Eng., M.Env. Mgt., are the authors responsible for the Otjikoto Feasibility Study.

Mark Wanless, Pr.Sci.Nat., and Shaun Crisp, Pr.Sci.Nat., are the authors responsible for the Otjikoto Technical Report.

Tom Garagan, P.Geo, B.Sc., Bill Lytle, P.E., M.Sc., B.Sc., Nic Johnson, MAIG, Chris Kaye, FAusIMM, Don Tschabrun RM SME, Guy Wiid, Pr.Eng., M.Sc., B.Sc. and Stephanus Coetzee, Pr.SciNat, are the authors responsible for the Fekola Technical Report.

Ben Parsons, MAusIMM (CP), MSc, is the author responsible for the Kiaka Technical Report.

Jonathon Priest, SCPM, C.Eng., MIMMM, PMP, M.Eng, Andrew Carter, B.Sc., C.Eng., MIMMM, MSAIMM, SME, Laszlo Bodi, P.Eng., Richard Hope, C.Eng., MIMMM, Geoff Ricks, C.Env, FIMMM PhD, Ben Parsons, MSc., MAusIMM (CP) and Ian Lloyd, B.Eng., M.Sc., C.Eng. MIET are the authors responsible for the Kiaka Prefeasibility Study.

To our knowledge, none of the persons above, except for Tom Garagan, our Senior Vice President of Exploration, held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of B2Gold or of any associate or affiliate of B2Gold.

PricewaterhouseCoopers LLP, Chartered Accountants, provided an auditor’s report in respect to our financial statements for the year ended December 31, 2014 dated March 12, 2015. PricewaterhouseCoopers LLP has advised us that they are independent with respect to us in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general meeting of shareholders held on June 13, 2014.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2014, which will be available under the our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 27, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

SCHEDULE A

AUDIT COMMITTEE CHARTER

[ATTACHED]

AUDIT COMMITTEE CHARTER

Effective May 13, 2013

1.	OVERALL PURPOSE/OBJECTIVES

The Audit Committee (the “Committee”) of B2Gold Corp. (the “Company”) will assist the Board of Directors of the Company (the “Board”) in fulfilling its responsibilities. The Committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.	AUTHORITY

2.1.

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.

The Committee shall receive appropriate funding, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	COMPOSITION, PROCEDURES AND ORGANIZATION

	3.1.	The Committee will be comprised of at least three members of the Board.

	3.2.	Except as permitted by all applicable legal and regulatory requirements:

(a)

each member of the Committee shall be “independent” as defined in accordance with Canadian Multilateral Instrument 52-110 – Audit Committee, U.S. Securities laws and regulations and applicable stock exchange rules;

(b)

each member of the Committee will be “financially literate” with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Additionally, at least one member of the Committee shall be financially sophisticated, shall be considered an “audit committee financial expert” within the meaning of the rules of the U.S. Securities and Exchange Commission and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer or other executive officer with financial oversight responsibilities; and

(c)	none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

3.3.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.4.	The Committee shall elect from its members a Chairman. The Secretary shall be elected from its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company.

3.5.	Any member of the Committee may be removed or replaced at any time by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.6.	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.8.

Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.9.

The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.10.

A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.11.

The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

3.12.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

3.13.	A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.14.

The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.15.

The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

3.16.

The internal accounting staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary. The external auditors will report directly to the Committee.

4.	ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Committee are as follows.

	4.1.	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2.	Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

4.3.	Review the terms of reference and effectiveness of any internal audit process, and the working relationship between internal financial personnel and the external auditor.

4.4.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

4.6.	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

4.7.

Review the annual financial statements and the results of the audit with management and the external auditors prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.8.

Review the interim financial statements with management prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.9.

Review all public disclosure concerning audited or unaudited financial information before its public release and approval by the Board, including management’s discussion and analysis, financial information contained in any prospectus, private placement offering document, annual report, annual information form, takeover bid circular, and any annual and interim earnings press releases, and determine whether they are complete and consistent with the information known to Committee members.

4.10.	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a) actual financial results for the financial period varied significantly from budgeted or projected results;

(b) generally accepted accounting principles have been consistently applied;

(c) there are any actual or proposed changes in accounting or financial reporting practices; and

(d)	there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.11.	Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.12.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.13.	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.14.	Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

4.15.	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.16.	Be directly responsible for:

(a) the selection of the firm of external auditors to be proposed for election as the external auditors of the Company;

(b) the oversight of the work of the Company’s external auditors; and

(c)

subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors. The external auditor shall report directly to the Committee.

4.17.

Review and approve the proposed audit plan and the external auditors’ proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.18.

Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.19.

If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.20.

Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Independence Standards Board Standard No. 1. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.21.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.22.

Review the performance of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.23.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weakness.

4.24.

Review the evaluation of internal controls and management information systems by the external auditor, and, if applicable, the internal audit process, together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.25.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.26.

Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures.

4.27.

Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.28.	Establish a procedure for the:

(a)	confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(b)	receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.29.	Meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

4.30.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.31.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.32.	Review and assess the adequacy of insurance coverage, including directors’ and officers’ liability coverage.

4.33.	Perform other functions as requested by the full Board.

4.34.

If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors to assist, and set the compensation to be paid to such special counsel or other experts or advisors.

5.	GENERAL

In addition to the foregoing, the Committee will:

	(a)	assess the Committee’s performance of the duties specified in this charter and report its finding(s) to the Board;

	(b)	review and assess the adequacy of this charter at least annually and recommend any proposed changes to the Board for approval; and

	(c)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.